__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 30 September 2003

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BHP Billiton Limited 2003 Financial Statements (part 1 of 3)

Contents

Statement of Financial Performance

Statement of Financial Position

Statement of Cash Flows

Dual Listed Companies Structure and Basis of Preparation of Financial Statements

Notes to Financial Statements

Notes to Financial Statements

1 Statement of accounting policies

2 Significant items

3 Discontinued operations

4 Revenue from ordinary activities

5 Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs

6 Depreciation and amortisation

7 Borrowing costs

8 Profit and loss items

9 Income tax

10 Segment results

11 Dividends

12 Earnings per share

13 Receivables (current)

14 Other financial assets (current)

15 Inventories (current)

16 Other assets (current)

17 Receivables (non-current)

18 Investments accounted for using the equity method

19 Other financial assets (non-current)

20 Inventories (non-current)

21 Property, plant and equipment

22 Intangible assets

23 Other assets (non-current)

24 Payables (current)

25 Interest bearing liabilities (current)

26 Other provisions and liabilities (current)

27 Payables (non-current)

28 Interest bearing liabilities (non-current)

29 Other provisions and liabilities (non-current)

30 Contributed equity and called up share capital

31 Employee share ownership plans

32 Reserves

33 Retained profits

34 Outside equity interests

35 Total equity

36 Notes to the Statement of Cash Flows

37 Standby arrangements, unused credit facilities

38 Financial instruments

39 Contingent liabilities

40 Commitments

41 Superannuation, pensions and post-retirement medical benefits

42 Remuneration of Directors and executive officers and retirement payments approved in general meeting

43 Major interests in joint venture operations

44 Elements relating to all joint venture operations

45 Major controlled entities

46 Related parties

47 Statement of Financial Position - Australian dollars

48 BHP Billiton Limited (single parent entity financial statements)

49 Supplementary oil and gas information (unaudited)

50 Supplementary mineral resource and ore reserves information (unaudited)

Directors' Declaration

Independent Audit Report

Shareholder Information

Auditors: PricewaterhouseCoopers and KPMG

Statement of Financial Performance

for the year ended 30 June 2003

	Notes	2003	2002
		US$M(a)	US$M(a)(b)
Revenue from ordinary activities
Operating revenue	4	15 608	15 896
Non-operating revenue	4	941	1 171
	10	16 549	17 067
deduct
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	5	11 730	12 564
		4 819	4 503
add
Share of net profit of joint venture and associated entities accounted for using the equity method	10,18	164	223
		4 983	4 726
deduct
Depreciation and amortisation	6	1 689	1 769
Borrowing costs	7	511	350
Profit from ordinary activities before income tax	8,10	2 783	2 607
deduct
Income tax expense attributable to ordinary activities	9	883	912
Net profit		1 900	1 695
deduct
Outside equity interests in net profit of controlled entities		40	47
Net profit attributable to members of the BHP Billiton Group		1 860	1 648

Net exchange fluctuations on translation of foreign currency net assets and
Foreign currency interest bearing liabilities net of tax		67	25
Total direct adjustments to equity attributable to members of the BHP Billiton Group		67	25
Total changes in equity other than those resulting from transactions with owners	35	1 927	1 673
Basic earnings per share (US cents)	12	30.0	27.3
Diluted earnings per share (US cents)	12	29.9	27.3

(a) Financial information for 2003 and 2002 represents the financial performance of the BHP Billiton Group (Refer 'Dual Listed Companies structure and basis of preparation of financial statements').

(b) Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Statement of Financial Performance for the year ended 30 June 2002 includes results of BH Steel. Refer note 3.

The accompanying notes form part of these financial statements.

Statement of Financial Position

as at 30 June 2003

		2003	2002
	Notes	US$M(a)	US$M(a)(b)
Current assets
Cash assets	36	1 552	1 499
Receivables	13	2 177	2 294
Other financial assets	14	143	117
Inventories	15	1 328	1 419
Other assets	16	129	99
Total current assets		5 329	5 428
Non-current assets
Receivables	17	897	889
Investments accounted for using the equity method	18	1 403	1 505
Other financial assets	19	150	581
Inventories	20	51	38
Property, plant and equipment	21	19 780	20 146
Intangible assets	22	466	513
Deferred tax assets	9	447	480
Other assets	23	354	282
Total non-current assets		23 548	24 434
Total assets	10	28 877	29 862
Current liabilities
Payables	24	2 362	2 435
Interest bearing liabilities	25	898	1 797
Tax liabilities		309	493
Other provisions and liabilities	26	1 141	1 116
Total current liabilities		4 710	5 841
Non-current liabilities
Payables	27	195	121
Interest bearing liabilities	28	6 426	6 383
Deferred tax liabilities	9	1 434	1 600
Other provisions and liabilities	29	3 351	2 764
Total non-current liabilities		11 406	10 868
Total liabilities	10	16 116	16 709
Net assets		12 761	13 153
Contributed equity - BHP Billiton Limited	30	1 785	3 143
Called up share capital - BHP Billiton Plc	30	1 732	1 752
Reserves	32	362	471
Retained profits	33	8 558	7 455
Total BHP Billiton interest		12 437	12 821
Outside equity interests	34	324	332
Total equity	35	12 761	13 153

(a) Financial information for 2003 and 2002 represents the financial position of the BHP Billiton Group (Refer 'Dual Listed Companies structure and basis of preparation of financial statements').

(b) Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Statement of Financial Position as at 30 June 2002 includes assets and liabilities of BHP Steel.
     Refer note 3.

The accompanying notes form part of these financial statements.

Statement of Cash Flows

for the year ended 30 June 2003

		2003	2002
	Notes	US$M(a)	US$M(a)(b)
Cash flows related to operating activities
Receipts from customers		15 415	16 129
Payments to suppliers, employees, etc.		(10 623)	(11 586)
Dividends received		212	187
Interest received		36	156
Borrowing costs (includes capitalised interest)		(411)	(525)
Operating cash flows before income tax		4 629	4 361
Income taxes paid		(1 002)	(606)
Refund of income taxes paid		-	91
Net operating cash flows	36	3 627	3 846
Cash flows related to investing activities
Purchases of property, plant and equipment		(2 571)	(2 481)
Exploration expenditure (includes capitalised exploration)		(348)	(390)
Purchases of investments and funding of joint ventures		(95)	(321)
Purchases of, or increased investment in, controlled entities and joint venture interests net of their cash		-	(45)
Investing cash outflows		(3 014)	(3 237)
Proceeds from sale of property, plant and equipment		99	200
Proceeds from sale or redemption of investments		560	232
Proceeds from demerger or sale of controlled entities, joint venture and associated entities' interests net of their cash		405	145
Net investing cash flows		(1 950)	(2 660)
Cash flows related to financing activities
Proceeds from ordinary share issues		172	140
Proceeds from interest bearing liabilities		3 698	3 975
Repayment of interest bearing liabilities		(4 121)	(4 331)
Redemption of secured Employee Share Plan program		-	(134)
Purchase of shares under Share Buy-Back program		(20)	(19)
Dividends paid		(830)	(811)
Dividends paid to outside equity interests		(38)	(20)
Other		1	5
Net financing cash flows		(1 138)	(1 195)
Net increase/(decrease) in cash and cash equivalents		539	(9)
Cash and cash equivalents at beginning of period		990	998
Effect of foreign currency exchange rate changes on cash and cash equivalents		2	1
Cash and cash equivalents at end of period	36	1 531	990

(a) Financial information for 2003 and 2002 represents the financial performance of the BHP Billiton Group (Refer 'Dual Listed Companies structure and basis of preparation of financial statements').

(b) Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Statement of Cash Flows for the year ended 30 June 2002 includes cash flows of BHP Steel. Net operating cash flows for BHP Steel for that year amounted to US$282 million. Refer note 3.

The accompanying notes form part of these financial statements.

Dual Listed Companies Structure and Basis of Preparation of Financial Statements

Merger terms

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) and BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role. Under the arrangements:

  The shareholders of BHP Billiton Limited and BHP Billiton Plc have a common economic interest in both Groups;
  The shareholders of BHP Billiton Limited and BHP Billiton Plc take key decisions, including the election of Directors, through a joint electoral procedure under which the shareholders of the two Companies effectively vote on a joint basis;
  BHP Billiton Limited and BHP Billiton Plc have a common Board of Directors, a unified management structure and joint objectives;
  Dividends and capital distributions made by the two Companies are equalised; and
  BHP Billiton Limited and BHP Billiton Plc each executed a deed poll guarantee, guaranteeing (subject to certain exceptions) the contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after 29 June 2001 together with specified obligations existing at that date.

If either BHP Billiton Limited or BHP Billiton Plc proposes to pay a dividend to its shareholders, then the other Company must pay a matching cash dividend of an equivalent amount per share to its shareholders. If either Company is prohibited by law or is otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP Billiton Limited or BHP Billiton Plc will, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both Companies to pay dividends as nearly as practicable at the same time.

The DLC merger did not involve the change of legal ownership of any assets of BHP Billiton Limited or BHP Billiton Plc, any change of ownership of any existing shares or securities of BHP Billiton Limited or BHP Billiton Plc, the issue of any shares or securities or any payment by way of consideration, save for the issue by each Company of one special voting share to a trustee company which is the means by which the joint electoral procedure is operated. In addition, to achieve a position where the economic and voting interests of one share in BHP Billiton Limited and one share in BHP Billiton Plc were identical, BHP Billiton Limited made a bonus issue of ordinary shares to the holders of its ordinary shares.

Treatment of the DLC merger for accounting purposes

In accordance with the Australian Securities and Investments Commission (ASIC) Practice Note 71 'Financial Reporting by Australian Entities in Dual-Listed Company Arrangements', and an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, this annual financial report presents the financial results of the BHP Billiton Group as follows:
  Results for the years ended 30 June 2003 and 30 June 2002 are of the combined entity including both BHP Billiton Limited and it subsidiary companies and BHP Billiton Plc and its subsidiary companies;
  Results are presented in US dollars unless otherwise stated; and
  Results of the single parent entity, BHP Billiton Limited, are presented in note 48 to the financial statements.

The full single parent entity financial statements of BHP Billiton Limited are available on the Company's website (www.bhpbilliton.com) and are available to shareholders on request free of charge.

Notes to Financial Statements

1 Statement of accounting policies

The financial statements have been prepared as a general purpose financial report which complies with the requirements of the Corporations Act, Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

Basis of accounting

Subject to the exceptions noted in the paragraphs below dealing with valuation of property, plant and equipment, the accounts are drawn up on the basis of historical cost principles.

Principles of consolidation

The financial statements of the economic entity referred to as the BHP Billiton Group include the combination of both BHP Billiton Limited and its subsidiary companies and BHP Billiton Plc and its subsidiary companies. In preparing the financial statements of the BHP Billiton Group, the effects of all transactions between entities within the BHP Billiton Group have been eliminated.

Changes in accounting policies

Accounting standards and policies have been consistently applied by all entities in the BHP Billiton Group and are consistent with those applied in the prior year except for:

Provisions, employee entitlements and contingent liabilities

Revised Australian Accounting Standard AASB 1028 'Employee Entitlements' was first adopted from 1 July 2002, which resulted in the Group calculating employee benefit liabilities using remuneration rates expected to be paid when the liabilities are settled, rather than remuneration rates at balance date. The financial effect of the change in policy as at 1 July 2002 was a charge to net profit for the year ended 30 June 2003 of US$6 million.

In addition, Australian Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' was first adopted from 1 July 2002 which resulted in the Group no longer disclosing contingent liabilities where the likelihood of the transfer of future economic benefit is remote. This change in policy had no impact on net profit for the year ended 30 June 2003.

Foreign currency translation

Revised Australian Accounting Standard AASB 1012 'Foreign Currency Translation' was first adopted from 1 July 2002.

For hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognised as assets or liabilities on the Statement of Financial Position from the inception of the hedge contract, rather than when the specific purchase or sale occurs.

At 30 June 2003, for foreign currency hedge contracts the Group has recognised deferred costs of US$9 million, deferred exchange gains of US$104 million and a net foreign currency receivable of US$95 million. There was no impact on opening retained profits at 1 July 2002 or on net profit for the year ended 30 June 2003.

Disclosure of components of borrowing costs, interest revenue and income tax expense

The BHP Billiton Group calculates foreign exchange gains and losses in accordance with AASB 1012. In prior years, a net foreign exchange gain or loss arising from the restatement of non-US dollar monetary balances by Group entities that have a US dollar functional currency, has been disclosed as a single net amount included in profit from ordinary activities before income tax. In the current year, the components of this amount that relate to the restatement of borrowings, short-term deposits and tax balances have been classified and disclosed as a component of borrowing costs, interest revenue and income tax expense, respectively. In addition, the unwind of the discounting of provisions has been classified and disclosed separately as a component of borrowing costs. This disclosure better presents the impact of these foreign exchange gains or losses and the discount component on the underlying categories of income or expense.

The amounts for discounting on provisions and exchange differences included in borrowing costs, interest revenue and income tax expense are set out in notes 4, 7 and 9 with corresponding changes to net foreign exchange gain/(loss) and other expenses. The change in policy only impacts the disclosure of individual line items in the Statement of Financial Performance, as set out below. Comparative amounts have been restated accordingly. There was no impact on opening retained profits at 1 July 2002 or on net profit for the year ended 30 June 2003.
		Restated	As previously
			disclosed
	2003	2002	2002
	US$M	US$M	US$M
Borrowing costs	511	350	449
Interest revenue	67	147	142
Income tax expense	883	912	955

Tax consolidation

The Australian Federal Government has introduced consolidations tax law, which enables an Australian group of companies to be treated as a single entity and to lodge a single tax return, if the Group makes an election, which is voluntary.

The election to consolidate can be made from the 2003 financial year and to be eligible, the head company of the wholly-owned group of entities will need to make an irrevocable choice to consolidate with its wholly-owned Australian subsidiaries for income tax purposes. This election needs to be made to the Australian Taxation Office (ATO) by the time the Group lodges its first consolidated income tax return (being 1 December for the prior year ended 30 June). Upon such election, all of the wholly-owned subsidiaries will become 'subsidiary members' of the consolidated group and together with the head company will constitute the members of the group.

The new consolidations tax law rules also provide the means for pooling of group franking credits and disregarding intra-group transactions in calculating tax liabilities. Groups that do not elect to form a consolidated group will not be able to use existing grouping rules, including grouping of tax losses and rollover of capital gains tax assets. Complex rules, applicable upon election, restrict the ability to bring tax losses into a consolidated group and permit reset of the tax cost base of assets in certain circumstances. These could impact both the Group's deferred tax assets and liabilities at the time of election and its current tax payable from the first affected period.

The Group has yet to decide whether or not to elect under the consolidations regime, so any impact on the financial statements has not yet been determined. It is anticipated the Group will be able to determine this position late in the 2003 calendar year. In the event that the Group elects to consolidate, there is not expected to be any adverse effect on recorded tax assets.

Impact of International Financial Reporting Standards

The Australian Financial Reporting Council (FRC) announced in July 2002 that Australia would adopt International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards (IAS), from 1 January 2005. The adoption of IFRS will be first reflected in the Group's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

The transition to IFRS could have a material impact on the Group's financial position and reported results, however it is not possible to quantify the impact at this time. The Group has established a project team to manage the convergence to IFRS.

Investments accounted for using the equity method

Investments in joint venture and associated entities have been accounted for under the equity method in the financial statements.

Joint ventures

Joint venture entities

A joint venture entity is an entity in which the BHP Billiton Group holds a long-term interest and which is jointly controlled by the BHP Billiton Group and one or more other venturers. Decisions regarding the financial and operating policies essential to the activities, economic performance and financial position of that venture require the consent of each of the venturers that together jointly control the entity.

Joint venture operations

The BHP Billiton Group has certain contractual arrangements with other participants to engage in joint activities where all significant matters of operating and financial policy are determined by the participants such that the operation itself has no significant independence to pursue its own commercial strategy. These contractual arrangements do not create a joint venture entity due to the fact that the policies are those of the participants, not a separate entity carrying on a trade or business of its own.

The financial statements of the BHP Billiton Group include its share of the assets, liabilities and cash flows in such joint venture operations, measured in accordance with the terms of each arrangement, which is usually pro-rata to the BHP Billiton Group's interest in the joint venture operations.

The major interests in joint venture operations are listed in note 43, with assets set out in note 44.

Currency of presentation

All amounts are expressed in US dollars unless otherwise stated.

Rounding of amounts

Amounts in this report have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on a comparable basis with current period figures.

Foreign currencies

The BHP Billiton Group's reporting currency is US dollars as this is the dominant currency in which BHP Billiton Group companies operate.

Transactions denominated in foreign currencies (currencies other than the functional currency of the entity) are recorded using the exchange rate ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the end of the period and the gains or losses on retranslation are included in the Statement of Financial Performance, with the exception of foreign exchange gains or losses on foreign currency provisions for site restoration and rehabilitation which are capitalised in property, plant and equipment, and foreign exchange gains and losses on foreign exchange currency borrowings designated as a hedge of foreign currency net assets of self-sustaining operations.

Statements of Financial Performance of subsidiaries and joint ventures which have functional currencies other than US dollars are translated to US dollars at average rates for the relevant reporting period, other than material significant items which are translated at the rate at the date of the transaction. Assets and liabilities are translated at exchange rates prevailing at the relevant Statement of Financial Position date. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint ventures, together with differences between their Statements of Financial Performance translated at average and closing rates, are shown as a movement in the exchange fluctuation account. Exchange differences arising on long-term foreign currency borrowings used to finance such investments, together with any related taxation effects, are also shown as a movement in the exchange fluctuation account.

Sales revenue

Revenue from the sale of goods and disposal of other assets is recognised when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists indicating there has been a transfer of title, risks and rewards to the customer, no further work or processing is required by the BHP Billiton Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectibility is reasonably assured.

In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date which is the date the commodity is delivered to the shipping agent. Revenue is recognised on the bill of lading date. For certain sales (principally coal sales to adjoining power stations and diamond sales), title passes and revenue is recognised when the goods have been delivered.

In cases where the terms of the executed sales agreement allows for an adjustment to the sales price based on a survey of the goods by the customer (for instance an assay for mineral content), recognition of a portion of the sales price as revenue is deferred at the time of shipment until a final adjustment is determined. Historically these adjustments have been insignificant.

Exploration, evaluation and development expenditure

In respect of minerals, exploration and evaluation expenditure is charged to the Statement of Financial Performance as incurred except where:

  it is expected that the expenditure will be recouped by future exploitation or sale; or
  substantial exploration and evaluation activities have identified a mineral resource but these activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves, in which case the expenditure is capitalised.

In respect of petroleum, exploration expenditure is accounted for in accordance with the successful efforts method on an area of interest basis where:
  Significant exploration licence acquisition costs are capitalised and amortised over the term of the licence, except for costs in new unexplored areas which are expensed as incurred;
  Administrative costs that are not directed to a specific area of interest are expensed in the year in which they are incurred;
  All other exploration expenditure is charged against the Statement of Financial Performance except where the expenditure relates to an area of interest and it is expected that the expenditure will be recouped by future exploitation or sale, or, at balance date exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, in which case the expenditure is capitalised as property, plant and equipment;
  Exploratory wells that find oil and gas in an area requiring major capital expenditure before production can begin are continually evaluated to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. To the extent it is considered that the relevant expenditure will not be recovered, it is written off; and
  When proved reserves of oil and natural gas are determined and development is sanctioned and completed, the relevant expenditure is amortised on a unit of production basis.

Mineral leases

The BHP Billiton Group's mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules. Refer note 21.

Deferred overburden removal costs

Stripping ratios are a function of the quantity of ore mined compared with the quantity of overburden, or waste, required to be removed to mine the ore. Deferral of costs to the Statement of Financial Position is made, where appropriate, when actual stripping ratios vary from average stripping ratios. Deferral of costs to the Statement of Financial Position is not made where ore is expected to be evenly distributed.

Costs, which have previously been deferred to the Statement of Financial Position (deferred overburden removal costs), are included in the Statement of Financial Performance on a unit of production basis utilising average stripping ratios. Changes in estimates of average stripping ratios are accounted for prospectively from the date of the change.

As it is not possible to separately identify cash inflows relating to deferred overburden removal costs, such assets are grouped with other assets of an operation for the purposes of undertaking impairment assessments, where necessary, based on future cash flows for the operation as a whole.

Research and development expenditure

Expenditure for research is included in the Statement of Financial Performance as and when incurred on the basis that continuing research is part of the overall cost of being in business. To the extent that future benefits deriving from development expenditure are expected beyond any reasonable doubt to exceed such expenditure, these costs are capitalised and amortised over the period of expected benefit.

Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Borrowing costs are capitalised up to the date when the asset is ready for its intended use. The amount of borrowing costs capitalised (gross of tax) for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

Taxation

Tax-effect accounting is applied in respect of income tax and resource rent tax. Deferred tax liabilities, the provision for resource rent tax (non-current liabilities) and deferred tax assets (non-current assets) represent the tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different to those in which they are assessable or allowable for income tax or resource rent tax purposes.

Income taxes have not been provided on undistributed overseas earnings of controlled entities to the extent the earnings are intended to remain indefinitely invested in those entities. Any such amount is immaterial.

Future income tax and capital gains tax benefits in respect of losses incurred by BHP Billiton Group companies together with carried forward resource rent tax benefits are included in the Statement of Financial Performance where realisation of the benefits is considered to be virtually certain. In so doing it is recognised that the realisation of the benefits will depend upon:

(a) an expectation that legislation will not change in a manner which would adversely affect the ability of the companies concerned to realise the benefits;

(b) the ability of the companies concerned to comply with the conditions for deductibility imposed by law; and

(c) the ability of the companies concerned to either derive future assessable income of a nature and of sufficient amount to enable the benefits to be realised, or to transfer tax losses to related companies.

Deferred tax assets and liabilities are carried at the rates that are expected to apply when the balances are settled.

Capital gains tax, if applicable, is provided for in establishing period income tax expense when an asset is sold. Revaluations of non-current assets in prior years take account of any potential capital gains tax.

Property, plant and equipment

Valuation in accounts

Property, plant and equipment has been recorded at cost.

Current values of land and buildings

The current value of land is determined mainly by reference to rating authority valuations, or cost for recent acquisitions, except where land is an integral part of a producing asset with no significant value beyond such use, in which case book value is used. The current value of buildings is based primarily on depreciated replacement value. Buildings which are integral parts of producing plant are classified as plant and equipment and accordingly excluded from this valuation.

The current values of land and buildings are disclosed in note 21.

Disposals

Disposals are taken to account in profit/(loss) from ordinary activities, except where they represent the sale or abandonment of a significant business or all of the assets associated with such a business, and are not considered to be of a recurring nature, in which case they are treated as significant items.

Depreciation of property, plant and equipment

Depreciation is provided on the book value of buildings, plant, machinery, mineral rights and other items (including the original capital expenditure and any subsequent capital expenditure) used in producing revenue, on a unit of production and/or straight-line basis, at rates based on the following expected useful lives:

  Buildings - 25 to 50 years straight-line
  Land - not depreciated
  Plant, machinery and equipment - 4 to 30 years
  Mineral rights - based on the estimated life of reserves
  Exploration, evaluation and - based on the estimated life of proven and probable reserves development expenditure of
  mineral assets
  Leasehold land and buildings - on a straight-line basis over the life of the lease up to a maximum of 50 years
  Vehicles - 3 to 5 years
  Capitalised leased assets - up to 50 years or life of lease, whichever is shorter
  Petroleum interests - based on the estimated life of proved developed reserves
  Computer systems - up to 8 years

Changes in estimates are accounted for over the estimated remaining economic life or the remaining commercial reserves of each project as applicable.

Leased assets

Assets acquired under finance leases are capitalised. Lease payments are allocated between borrowing costs and a reduction in the lease liability.

Operating lease assets are not capitalised and, except as described below, rental payments are included in the Statement of Financial Performance in the period in which they are incurred. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

Other financial assets

Investments are recorded at cost and dividends are credited to profit on a receivable basis. Interest is included in the Statement of Financial Performance on an accrual basis.

Interests in partnerships are recognised by including in the accounts the BHP Billiton Group's portion of the partnership profits. The investment value is affected by the share of profits, equity contributions, advances and any distribution of partnership profits to the equity partners. These are classified in the Statement of Financial Position as other financial assets.

Inventories

Inventories, including work in progress, are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. In some cases, the first-in-first-out method or actual cost is used. For processed inventories, cost, which includes fixed and variable overheads, is derived on an absorption costing basis.

Intangible assets

Amounts paid for identifiable (patents, trademarks and licences) and unidentifiable (goodwill) intangible assets are capitalised and then amortised on a straight-line basis over the expected periods of benefit. Goodwill is amortised over its useful life, not exceeding 20 years, and unamortised balances are reviewed at each balance date to assess the probability of continuing future benefits.

Recoverable amounts of non-current assets

All non-current assets (excluding exploration expenditure which qualifies for capitalisation) are reviewed at least annually to determine whether their carrying amounts require write-down to recoverable amount. Assets may be reviewed more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, an impairment loss will be recorded, and the asset written down, based on the amount by which the asset carrying value exceeds the higher of net realisable value and estimated recoverable amount. Estimated recoverable amount is determined using expected net cash flows discounted at risk adjusted market-based discount rates. For the current year the rates applied were between 12.9 per cent and 15.0 per cent. Future cash flows are estimated based on production and sales plans, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and planned capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets.

Provision for employee benefits

Provision is made in the accounts for all employee benefits, including on-costs. In relation to industry-based long service leave funds, the BHP Billiton Group's share of receivables and payables, including obligations for funding shortfalls, have been recognised.

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other creditors or provision for employee benefits in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Entitlements to non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with annual leave above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Superannuation, pensions and other post-retirement benefits

The BHP Billiton Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the BHP Billiton Group and are administered by trustees or management boards. For schemes of the defined-contribution type or those operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the BHP Billiton Group's employees, the pension charge is calculated on the basis of contributions payable.

For defined benefit schemes, the cost of providing pensions is charged to the Statement of Financial Performance so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advice. This is consistent with the principles of the UK Statement of Standard Accounting Practice (SSAP) 24 'Accounting for Pension Costs'. This basis of measurement takes into account the performance of scheme assets and changes in the funded status of each scheme, to the extent that deficits represent a legal or constructive obligation of the Group to its employees and that surpluses are recoverable by the Group over the expected remaining service lives of employees. A pension liability or asset is consequently recognised in the Statement of Financial Position to the extent that the contributions payable either lag or precede expense recognition. The liability or asset therefore represents those funding deficits or surpluses together with changes in the funding status of the schemes that will be recognised in the Statement of Financial Performance in future periods.

Certain BHP Billiton Group companies provide post-retirement medical benefits to qualifying pensioners. In some cases the benefits are provided through medical care schemes to which the company, the employees, the retirees and covered family members contribute. In some schemes, there is no funding of the benefits before retirement. For the unfunded schemes and for funded schemes, where it is possible to identify assets that are attributable to current and future retirees of the BHP Billiton Group companies, the cost of providing the post-retirement benefits is charged to the Statement of Financial Performance so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advice, in a manner similar to that applied for defined benefit pension schemes. For other funded schemes the charge to the Statement of Financial Performance is calculated on the basis of premiums payable.

Provision for restoration and rehabilitation

BHP Billiton Group companies are generally required to restore mines, oil and gas facilities and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Group's environmental policies.

The expected cost of any approved decommissioning or restoration program, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the BHP Billiton Group's interpretation of environmental and regulatory requirements and its own environmental policies where these are more onerous. The cost is capitalised where it gives rise to future benefits. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision for the expected cost is included in borrowing costs. Expected decommissioning and restoration costs are based on the estimated current cost of detailed plans prepared for each site.

The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognised where environmental contamination as a result of oil and chemical spills, seepage or other contingent events gives rise to a loss which is probable and reliably estimable.

The cost of ongoing programs to prevent and control pollution and to rehabilitate the environment is charged to the Statement of Financial Performance as incurred.

Employee share awards

The estimated cost of awards made by the BHP Billiton Group is charged to profit over the period to the date of expected vesting or the performance period, as appropriate. Where shares are bought on market to satisfy the delivery of shares on vesting, the cost of these share investments is included within other non-current financial investments less amounts charged to profit relating to those shares.

The estimated cost of awards is the market value of shares awarded (in the case of the Group Incentive Scheme Performance Shares, Performance Rights, the Bonus Equity Plan, the Restricted Share Scheme and Co-Investment Plan) or the intrinsic value of options awarded (being the difference between the exercise price and the market price at date of grant, measured at the date of the granting of the award), adjusted to reflect the impact of performance conditions, where applicable.

Financial instruments

The BHP Billiton Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and, in certain circumstances, uses derivative financial instruments (including cash settled commodity contracts) to hedge these risks.

When undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be included in the Statement of Financial Performance whether or not such derivative is terminated.

When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a) deferred and included in the measurement of the anticipated transaction when it occurs; or

(b) included in the Statement of Financial Performance where the anticipated transaction is no longer expected to occur. Refer note 38.

The premiums paid on interest rate options and foreign currency put and call options are included in other assets and are deferred and included in the settlement of the underlying transaction.

When undertaking strategic financial transactions, all gains and losses are included in the Statement of Financial Performance at the end of each reporting period. The premiums paid on strategic financial transactions are included in the Statement of Financial Performance at the inception of the contract.

Use of estimates

The preparation of the BHP Billiton Group's combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported revenue and costs during the reported period. On an ongoing basis, management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, revenue and costs. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Exchange rates

The following exchange rates have been utilised in these financial statements:

	Average	Average	As at	As at
	2003	2002	30 June 2003	30 June 2002
Australian dollar	0.58	0.52	0.67	0.57
Brazilian real	3.31	2.50	2.88	2.82
Canadian dollar	1.51	1.56	1.35	1.50
Chilean peso	718	672	697	698
Colombian peso	2 804	2 487	2 818	2 399
South African rand	9.03	10.03	7.50	10.25
UK pound sterling	0.63	0.69	0.61	0.65

2 Significant items

Individually significant items (before outside equity interests) included within the BHP Billiton Group net profit are detailed below.
	Gross	Tax	Net
	2003	2003	2003
	US$M	US$M	US$M
Significant items by category
Loss on sale of 6% interest in BHP Steel (a)	(19)	-	(19)
Total by category	(19)	-	(19)
Significant items by Customer Sector Group
Discontinued Operations	(19)	-	(19)
Total by Customer Sector Group	(19)	-	(19)
	Gross	Tax	Net
	2002	2002	2002
	US$M	US$M	US$M
Significant items by category
Termination of operations
Write-down in carrying values of assets
Base Metals
Southwest Copper assets(b)	(171)	-	(171)
Reductions in provisions
Base Metals
Southwest Copper closure provisions(b)	70	-	70
	(101)	-	(101)
Significant taxation items
Group and unallocated items
Change in UK tax rate on petroleum operations(c)	-	(56)	(56)
	-	(56)	(56)
Other significant items
Suspension of operations
Base Metals
Charges associated with suspension of Tintaya sulphide operations(d)	(31)	9	(22)
	(31)	9	(22)
Merger-related restructuring costs
Petroleum	(4)	1	(3)
Aluminium	(4)	-	(4)
Base Metals	(13)	1	(12)
Carbon Steel Materials	(6)	1	(5)
Diamonds and Specialty Products	(6)	2	(4)
Energy Coal	(5)	1	(4)
Stainless Steel Materials	(3)	-	(3)
Group and unallocated items	(39)	9	(30)
	(80)	15	(65)
Total by category	(212)	(32)	(244)
Significant items by Customer Sector Group
Petroleum	(4)	1	(3)
Aluminium	(4)	-	(4)
Base Metals	(145)	10	(135)
Carbon Steel Materials	(6)	1	(5)
Diamonds and Specialty Products	(6)	2	(4)
Energy Coal	(5)	1	(4)
Stainless Steel Materials	(3)	-	(3)
Group and unallocated items	(39)	(47)	(86)
Total by Customer Sector Group	(212)	(32)	(244)

(a) A 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group's Steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale has been recognised in the year ended 30 June 2003 as a significant item in relation to Discontinued Operations.

(b) Following a reassessment of the Group's asset disposal and closure plans relating to its Southwest Copper business in the US (where the Group ceased operations in 1999), impairment provisions, principally related to the San Manuel smelter, were increased by US$171 million. This was offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure.

(c) In June 2002, a change in legislation increased the corporation taxation rate for oil and gas companies in the UK from 30 per cent to 40 per cent, resulting in deferred taxation balances being restated by US$56 million.

(d) As at 30 June 2002, sulphide operations at Tintaya had been suspended until at least January 2003. A charge of US$31 million recognised the costs of the suspension and a write-down of obsolete equipment.

3 Discontinued operations

Due to the demerger of the BHP Steel business in July 2002, BHP Steel's results have been reported as Discontinued Operations.

The BHP Billiton Group demerged the BHP Steel business in July 2002 as follows:

  A capital reduction and a transfer to BHP Billiton Limited shareholders of 94 per cent of the shares in BHP Steel;
  A bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held); and
  The sale by the BHP Billiton Group of the remaining 6 per cent of BHP Steel shares held by the Group.

The impact of these steps was:
  The BHP Billiton Group's total equity was reduced by US$1 489 million, including costs directly associated with the demerger of US$17 million net of tax (US$24 million before tax);
  A cash inflow of US$347 million, representing net US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, and US$75 million from the sale of the 6 per cent of BHP Steel; and
  A 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group's steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale has been recognised in the year ended 30 June 2003 and is disclosed as a significant item.

BHP Steel is the leading steel company in Australia and New Zealand, specialising in the production of flat steel products, including slab, hot rolled coil, plate and value-added metallic coated and pre-painted steel products. It supplies customers in Australia, New Zealand, Asia, the US, Europe, the Middle East and the Pacific. Key steelmaking assets are the Port Kembla Steelworks (Australia), BHP New Zealand Steel and North Star BHP Steel (US). A network of metallic coating and coil painting facilities operates in Australia, New Zealand and South East Asia.

The financial performance of BHP Steel, as included in the BHP Billiton financial statements for 2002, is detailed below. The financial effect of the sale, in July 2002, of the 6 per cent interest retained by the Group upon demerger is also detailed below.
	Discontinued Steel business
	2003	2002
	US$M	US$M
Financial performance
Revenue from ordinary activities before interest income	75	2 389
Expenses from ordinary activities excluding borrowing costs	(94)	(2 312)
(Loss)/profit from ordinary activities before net borrowing costs and income tax	(19)	77

There were no significant items included within profit from ordinary activities before net borrowing costs and income tax for 2002.

While the BHP Billiton Group operates its treasury function on a Group basis, certain financing arrangements not reported in the Steel segment can be attributed to the discontinued Steel operations. Not included within revenue from ordinary activities for 2003 is interest income of US$nil (2002: US$13 million). The borrowing costs associated with attributable debt instruments was US$nil for 2003 (2002: US$17 million). The income tax expense/ (benefit) related to Discontinued Operations, including the tax impact on financing arrangements noted above, was a tax benefit of US$nil (2002: US$3 million tax benefit).

The contribution to Group cash flows of the BHP Steel business before consideration of borrowing costs and income tax, as included in the BHP Billiton Group financial statements is detailed below:
	Discontinued Steel business
	2003	2002
	US$M	US$M
Cash flows
Net operating cash flows (excluding borrowing activities and income tax)	-	283
Net investing cash flows (a)	74	(74)
Net financing cash flows	-	(21)
Total cash flows provided by Discontinued Operations	74	188

(a) 2003 includes US$75 million in proceeds from the sale of 6 per cent of BHP Steel and US$1 million in costs associated with the sale.

The attributable net assets of BHP Steel as included in the BHP Billiton Group's 30 June 2002 Statement of Financial Position is provided below. In addition, the net assets demerged in July 2002 are provided, after allowing for the settlement of intercompany loans by BHP Steel to the BHP Billiton Group and the realisation of Group profit in stock held by BHP Steel.
	Discontinued Steel business
	2003	2002
	US$M	US$M
Financial Position (a)
Total assets	-	2 731
Total liabilities	-	(840)
Outside equity interests	-	(21)
Total equity	-	1 870
Net payments to the BHP Billiton Group by BHP Steel to settle intercompany loans (post 30 June 2002)	-	(294)
Attributable net assets of BHP Steel	-	1 576
Group profit in stock held by BHP Steel	-	(9)
Attributable net assets of the BHP Billiton Group at date of demerger (b)	-	1 567

(a) Includes certain assets and liabilities (primarily cash, interest bearing liabilities and taxation provisions) which are not allocated to Steel for segment reporting purposes.

(b) Of the US$1 567 million attributable net assets at date of demerger, approximately 94 per cent or US$1 472 million were demerged to shareholders of BHP Billiton Limited; this together with US$17 million in costs of the demerger represents a reduction in total equity of US$1 489 million. Refer note 35.

4 Revenue from ordinary activities
	2003	2002
	US$M	US$M
Operating revenue
Sale of goods (a)	15 049	15 496
Rendering of services	559	400
Total operating revenue	15 608	15 896
Non-operating revenue
Interest income	65	142
Exchange differences on cash assets	2	5
Interest revenue	67	147
Dividend income	16	46
Proceeds from sales of non-current assets	711	845
Management fees	6	12
Other income	141	121
Total non-operating revenue	941	1 171

(a) Cost of goods sold for the BHP Billiton Group was US$9 197 million (2002: US$9 038 million).

5 Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs
	2003	2002
	US$M	US$M
Employee benefits expense (a)	1 746	2 049
Raw materials and consumables used	2 450	3 240
External services (including transportation)	2 539	2 950
Third party commodity purchases	2 547	1 277
Changes in inventories of finished goods and work in progress	(158)	(99)
Net book value of non-current assets sold	677	726
Diminution in value of non-current assets	73	272
Resource rent taxes	467	405
Rental expense in respect of operating leases (b)	127	228
Government royalties paid and payable (c)	352	294
Other	910	1 222
Total expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	11 730	12 564

(a) Includes US$60 million (2002: US$28 million) for employee share awards.

(b) Represents minimum lease payments.

(c) Includes amounts paid and payable to Australian governments of US$231 million (2002: US$205 million) and amounts paid and payable to others of US$121 million (2002: US$89 million).

6 Depreciation and amortisation
	2003	2002
	US$M	US$M
Depreciation relates to
Buildings	98	94
Plant, machinery and equipment	1 220	1 308
Mineral rights	174	135
Exploration, evaluation and development expenditure	141	175
Capitalised leased assets	9	9
Total depreciation	1 642	1 721
Amortisation relates to
Goodwill	47	48
Total amortisation	47	48
Total depreciation and amortisation	1 689	1 769

7 Borrowing costs
	2003	2002
	US$M	US$M
Borrowing costs paid or due and payable
On interest bearing liabilities	396	502
On finance leases	4	5
Total borrowing costs	400	507
deduct
Amounts capitalised (a)	103	58
	297	449
add/(deduct)
Discounting on provisions	97	42
Exchange differences on Group borrowings	117	(141)
Borrowing costs charged against net profit from ordinary activities	511	350

(a) Amounts have been capitalised at a weighted average rate of 5.2 per cent (2002: 5.5 per cent) on funds borrowed generally.

8 Profit and loss items
	2003	2002
	US$M	US$M
Net profit before tax from ordinary activities is after crediting the following items:
Profits from sales of
Investments	11	107
Property, plant and equipment	60	70
Net movement in the doubtful debts provision in respect of
Trade receivables	8	-
Sundry receivables	(3)	22
Net profit from ordinary activities is after charging the following items:
Losses from sales of
Investments (a)	4	-
Property, plant and equipment	14	58
Diminution in value of
Investments	10	15
Property, plant and equipment (excluding depreciation)	54	213
Exploration, evaluation and development expenditures
Incurred and expensed in current period	248	243
Previously capitalised, written off as unsuccessful or abandoned	9	44
Net foreign exchange gain/(loss)
Borrowings	(117)	141
Other	(84)	(15)
Bad debts written off in respect of
Trade receivables	1	2
Sundry receivables	1	-
Research and development costs before crediting related grants	40	30
Material transfers to/(from) provision for
Resource rent tax	26	22
Employee benefits	465	354
Restoration and rehabilitation	131	(15)
Restructuring	9	13
Post-retirement benefits	72	2
Remuneration of auditors
Audit fees payable by the BHP Billiton Group to:
Joint auditors of BHP Billiton Group (b)
KPMG	3.443	3.162
PricewaterhouseCoopers	4.055	2.877
Other audit firms (c)	0.990	3.794
Total audit fees	8.488	9.833
Fees payable by the BHP Billiton Group to auditors for other services (d)
Joint auditors of the BHP Billiton Group
Audit related services (d)
KPMG	0.598	1.012
PricewaterhouseCoopers	1.548	1.012
Information systems design and implementation (e)
KPMG	0.720	5.711
Taxation services (f)
KPMG	1.994	1.591
PricewaterhouseCoopers	1.288	1.390
Other services (g)
KPMG	0.596	2.626
PricewaterhouseCoopers	0.138	1.840
Other audit firms
Other services	1.407	4.397
Total other services	8.289	19.579
Total fees	16.777	29.412

(a) Excludes the US$19 million loss on sale of a 6 per cent interest in BHP Steel, which is included as a significant item. Refer note 2.

(b) PricewaterhouseCoopers and KPMG were appointed as joint Group auditors of the BHP Billiton Group for the 2003 financial year. All amounts included in the current year represent amounts payable to these firms.

(c) Audited by auditors other than those that are joint Group auditors of the BHP Billiton Group. During the year ended 30 June 2002, Ernst & Young and Arthur Andersen were the auditors of the BHP Billiton Limited Group and the comparative amount includes US$3.552 million in audit fees that were paid to those firms.

(d) Mainly includes accounting advice, due diligence services and services associated with securities offerings. For the year ended 30 June 2003, audit fees of US$0.248 million relating to pension plans, which are not directly payable by the BHP Billiton Group, have been excluded from the above analysis.

(e) Relates to legacy contracts entered into with the former consulting arms of the joint audit firms before they were disposed.

(f) Mainly includes tax compliance services and employee expatriate taxation services.

(g) Mainly includes human resources services and pension advisory services. The 2002 financial year also includes fees related to legacy internal audit services provided to the BHP Billiton Limited Group which were contracted prior to the DLC merger. These services ceased during the year ended 30 June 2002.

9 Income Tax
	2003	2002
	US$M	US$M
Income tax expense
Prima facie tax calculated at 30 per cent
on profit from ordinary activities	835	782
add/(deduct) Tax-effect of permanent differences:
Investment and development allowance	(9)	(10)
Recognition of prior year tax losses	(188)	(103)
Non-deductible accounting depreciation and amortisation	87	67
Non-deductible dividends on redeemable preference shares	8	13
Non tax-effected operating losses	112	69
Tax rate differential on non-Australian income	(15)	(1)
Non tax-effected capital gains	(2)	(12)
Foreign expenditure including exploration not presently deductible	4	16
Foreign exchange losses/(gains) on current and deferred tax balances (a)	255	(43)
Other foreign exchange (gains)/losses and translation adjustments	(63)	42
Tax rate changes	(1)	59
Investment and asset impairments	-	32
Other	(35)	24
Amounts over provided in prior years	(105)	(23)
Income tax expense attributable to ordinary activities	883	912

(a) Foreign exchange (gains)/losses on current and deferred tax balances were included in net foreign exchange gain/(loss) in the prior year. Refer note 1.
	2003	2002
	US$M	US$M
Deferred tax assets (non-current)
Deferred tax assets at year end comprises:
Timing differences
Depreciation	(273)	(14)
Exploration expenditure	122	48
Provisions
Employee benefits	56	19
Restoration and rehabilitation	86	48
Resource rent tax	95	90
Other	(6)	2
Deferred income	125	-
Foreign exchange losses	41	59
Profit in stocks elimination	2	8
Other	(32)	87
Tax-effected losses	231	133
Total deferred tax assets	447	480

	2003	2002
	US$M	US$M
Deferred tax liabilities (non-current)
Provision for deferred income tax at year end comprises:
Timing differences
Depreciation	1 280	1 641
Exploration expenditure	44	23
Provisions
Employee benefits	(21)	(36)
Restoration and rehabilitation	(82)	(49)
Resource rent tax	(4)	(31)
Other	15	-
Deferred income	-	(98)
Deferred charges	45	42
Foreign exchange gains	(230)	(17)
Foreign tax	219	128
Other	150	32
Tax-effected losses	(3)	(48)
Total provision for deferred income tax	1 413	1 587
Non-current provision for income tax	21	13
Total deferred tax liabilities	1 434	1 600

As at 30 June 2003, the BHP Billiton Group has not recognised potential tax expense of US$240 million (2002: US$47 million), which mainly relates to the tax impact of unrealised foreign exchange gains and losses on US dollar net debt held by subsidiaries which maintain local currency records for tax purposes. Tax expense will be recognised when such gains and losses are realised for tax purposes or upon implementation of revised AASB 1020 'Income taxes', or IAS 12 'Income taxes' in 2006, whichever is earlier.

Tax losses

At 30 June 2003, the BHP Billiton Group has ordinary tax losses and capital losses of approximately US$2 439 million (2002: US$2 337 million), which have not been tax-effected. The BHP Billiton Group anticipates benefits from the recognition of losses in future periods to the extent of income or gains in relevant jurisdictions.

The Group recognises tax losses to the extent that it expects to earn virtually certain future profits which can absorb those losses. Following promising progress in the Group's Gulf of Mexico (US) projects during the year ended 30 June 2003, previously unrecognised tax losses in the US have been recouped and have been recognised this year resulting in a reduction in the effective tax rate of approximately 3 per cent. If and when the projects reach appropriate milestones that provide virtual certainty over projected future profits, further benefits in respect of past losses may be recognised.

Refer to note 1 in respect of the recognition of tax-effected losses.

10 Segment results

The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):

  Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG);
  Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina);
  Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead and copper by-products including gold);
  Carbon Steel Materials (exploration for and mining, processing and marketing of coking coal, iron ore and manganese);
  Diamonds and Specialty Products (EKATI diamond mine, titanium operations, metals distribution activities and exploration, and technology activities);
  Energy Coal (exploration for and mining, processing and marketing of steaming coal); and
  Stainless Steel Materials (exploration for and mining, processing and marketing of chrome and nickel).

Net unallocated interest represents the charge to profit of debt funding to the BHP Billiton Group.

Group and unallocated items represent Group Centre functions and certain comparative data for divested assets and investments.

Inter-segment sales are made on a commercial basis.

Industry segment information
			Share of
			net profit
		Inter-	from	Profit	Gross	Gross	Depreciation	Other
	External	segment	associated	before	segment	segment	and	non-cash	Capital
US$ million	Revenue	revenue	entities	tax(a)(b)	assets(g)	liabilities	amortisation	expenses	expenditure(c)
Year ended 30 June 2003
Petroleum	3 334	4	-	1 178	5 164	2 207	549	50	861
Aluminium	3 401	-	-	569	5 976	936	245	-	462
Base Metals	1 757	-	20	245	4 423	1 133	257	(2)	201
Carbon Steel Materials	3 474	26	57	1 018	3 793	1 562	196	7	479
Diamonds and Specialty Products	469	11	59	185	1 455	362	107	-	101
Energy Coal	1 901	-	27	154	3 185	1 120	194	2	300
Stainless Steel Materials	1 105	-	1	145	2 077	426	102	10	121
Group and unallocated items (d)(e)	966	465	-	(248)	2 804	8 370	39	66	46
Discontinued Operations (f)	75	-	-	(19)	-	-	-	-	-
Net unallocated interest	67	-	-	(444)	-	-	-	-	-
BHP Billiton Group	16 549	506	164	2 783	28 877	16 116	1 689	133	2 571
Year ended 30 June 2002
Petroleum	2 801	35	-	1 069	4 539	2 061	571	4	687
Aluminium	2 846	-	-	476	5 436	746	246	(4)	291
Base Metals	1 415	23	32	23	4 502	1 092	233	161	578
Carbon Steel Materials	2 949	167	47	1 046	3 079	1 135	188	31	284
Diamonds and Specialty Products	1 096	19	122	220	1 410	181	79	1	121
Energy Coal	2 045	-	18	496	2 895	1 072	194	5	295
Stainless Steel Materials	799	-	4	1	1 963	267	94	2	84
Group and unallocated items (d)(e)	580	366	-	(598)	3 307	9 315	32	59	43
Discontinued Operations (f)	2 389	-	-	77	2 731	840	132	4	98
Net unallocated interest	147	-	-	(203)	-	-	-	-	-
BHP Billiton Group	17 067	610	223	2 607	29 862	16 709	1 769	263	2 481

(a) Before outside equity interests.

(b) Excludes income tax expense for BHP Billiton Group of US$883 million (2002: US$912 million), which results in a net profit after income tax expense of US$1 900 million (2002: US$1 695 million).

(c) Excluding investment expenditure, capitalised borrowing costs and capitalised exploration.

(d) Comparative results for certain minor residual steel assets and liabilities that were not demerged as part of the BHP Steel (Residual Steel operations) are included in Group and unallocated items. The Residual Steel operations were previously included in Steel.

(e) Includes consolidation adjustments.

(f) The results of operations and the financial position presented as the Discontinued Operations, represents the demerged Steel business. Refer note 3.

(g) Included within gross assets are the following carrying values of investments in joint venture and associated entities: Base Metals; 2003: US$262 million (2002: US$383 million), Carbon Steel Materials; 2003: US$299 million (2002: US$278 million), Stainless Steel Materials; 2003: US$4 million (2002: US$3 million), Energy Coal; 2003: US$488 million (2002: US$490 million), Diamonds and Specialty Products; 2003: US$277 million (2002: US$326 million), Petroleum; 2003: US$73 million (2002: US$25 million), Discontinued Operations; 2003: US$nil (2002: US$48 million), and Group and unallocated items; 2003: US$nil (2002: US$nil).

Geographical segment information

	External revenue by location of customer			Gross segment assets			Capital expenditure
	Continuing	Discontinued		Continuing	Discontinued		Continuing	Discontinued
US$ million	operations	operations(a)	Total	operations	operations(a)	Total	operations	operations(a)	Total
Year ended 30 June 2003
Australia	1 927	75	2 002	9 664	-	9 664	1 031	-	1 031
North America	1 707	-	1 707	3 579	-	3 579	451	-	451
Europe	5 166	-	5 166	2 888	-	2 888	69	-	69
South America	828	-	828	6 444	-	6 444	219	-	219
Southern Africa	951	-	951	5 428	-	5 428	570	-	570
Japan	2 269	-	2 269	-	-	-	-	-	-
South Korea	1 149	-	1 149	-	-	-	-	-	-
Other Asia	2 165	-	2 165	-	-	-	-	-	-
Rest of World	312	-	312	874	-	874	231	-	231
BHP Billiton Group	16 474	75	16 549	28 877	-	28 877	2 571	-	2 571
Year ended 30 June 2002
Australia	1 828	1 352	3 180	9 252	1 976	11 228	559	73	632
North America	1 969	190	2 159	3 525	95	3 620	343	-	343
Europe	4 064	112	4 176	1 775	8	1 783	211	-	211
South America	457	24	481	6 722	-	6 722	627	-	627
Southern Africa	890	-	890	5 163	-	5 163	347	-	347
Japan	1 941	17	1 958	-	-	-	-	-	-
South Korea	1 001	43	1 044	-	-	-	-	-	-
Other Asia	1 802	328	2 130	-	-	-	-	-	-
Rest of World	713	336	1 049	694	652	1 346	296	25	321
BHP Billiton Group	14 665	2 402	17 067	27 131	2 731	29 862	2 383	98	2 481

(a) The revenue, assets and capital expenditure presented as the Discontinued Operations represents the demerged Steel business.

11 Dividends
	2003	2002
	US$M	US$M
BHP Billiton Limited (a)
Dividends declared (b)(c)	280	242
Dividends paid (d)	262	241
	542	483
BHP Billiton Plc (a)
Dividends declared (b)(e)	185	150
Dividends paid
Ordinary shares (f)	173	151
Preference shares (g)	-	-
	358	301
Total dividends paid or payable (h)	900	784

(a) BHP Billiton Limited dividends per American Depositary Share (ADS) (as declared) for 2003 were 29.0 US cents per share (2002: 26.0 US cents per share). Effective 25 June 2003, BHP Billiton Plc ADSs listed on the New York Stock Exchange. As the listing was subsequent to the record date for the final 2003 dividend, no dividends per BHP Billiton Plc ADS are applicable for any of the years shown above.

(b) Dividends declared on 7 May 2003 and payable at 30 June 2003 were paid on 2 July 2003.

(c) Dividends declared for 2003 were 7.5 US cents fully franked per share (2002: 6.5 US cents fully franked per share).

(d) Interim dividend paid of 7.0 US cents fully franked per share (2002: 6.5 US cents fully franked per share).

(e) Declared final dividend of 7.5 US cents per share (2002: 6.5 US cents per share).

(f) Interim dividend paid of 7.0 US cents per share (2002: 6.5 US cents per share).

(g) 5.5 per cent dividend on 50 000 preference shares of Pounds 1 each (2002: 5.5 per cent).

(h) Refer notes 33 and 35.

For the purposes of AASB 1034 'Financial Reports Presentation and Disclosures', the Group had an adjusted franking account balance of US$386 million (on a tax paid basis) at 30 June 2003. It is anticipated that dividends payable in the following year will be fully franked.

From 1 July 2002, the Australian Income Tax Assessment Act 1997 requires measurement of franking credits based on the amount of income tax paid, rather than after tax profits. As a result, the 'franking credits available' were converted from US$591 million to US$253 million as at 1 July 2002. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

12 Earnings per share
	2003	2002
Basic earnings per share (US cents)	30.0	27.3
Diluted earnings per share (US cents)	29.9	27.3
Basic earnings per American Depositary Share (ADS) (US cents) (a)	60.0	54.6
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	59.8	54.6
Weighted average number of fully paid shares (millions)
Basic earnings per share denominator	6 207	6 029
Diluted earnings per share denominator (b)	6 222	6 042
Earnings (US$ million)	1 860	1 648

(a) For the periods indicated, each ADS represents two ordinary shares.

(b) The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:
	2003	2002
Number of shares	Million	Million
Basic earnings per share denominator	6 207	6 029
BHP Billiton Limited options and performance rights	13	11
BHP Billiton Limited partly paid shares	1	2
BHP Billiton Plc performance shares	1	-
Diluted earnings per share denominator	6 222	6 042

13 Receivables (current)
	2003	2002
	US$M	US$M
Trade receivables (a)	1 467	1 502
deduct Provision for doubtful debts	(5)	(13)
Total trade receivables	1 462	1 489
Sundry receivables
Employee Share Plan loans	2	71
Other	719	737
deduct Provision for doubtful debts	(6)	(3)
Total sundry receivables	715	805
Total current receivables	2 177	2 294

(a) The value of trade receivables at 30 June 2003 would have been US$nil higher (2002: US$141 million higher) but for sale of securitisation receivables. Collections of US$nil (2002: US$47 million) were held on behalf of the purchasers of the receivables at 30 June 2003, and have been classified as sundry creditors.

14 Other financial assets (current)
	2003	2002
	US$M	US$M
Securities not quoted on prescribed stock exchanges
Term deposits	14	2
Other investments	129	115
Total book value of not quoted securities (a)(b)	143	117
Total current other financial assets	143	117

(a) Not quoted securities include US$104 million (2002: US$61 million) held by the Ingwe Environmental Trust Fund. The future realisation of these investments is intended to fund environmental obligations relating to the eventual closure of Ingwe's mines and consequently these investments, whilst under the BHP Billiton Group control, are not available for the general purposes of the BHP Billiton Group. All income from these investments is reinvested or spent to meet these obligations. The BHP Billiton Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under non-current provisions. Refer note 29.

(b) Not quoted securities include US$39 million (2002: US$49 million) relating to the BHP Billiton Group's self-insurance arrangements. These investments are held for the benefit of the BHP Billiton Group but are not available for the general purposes of the BHP Billiton Group.

15 Inventories (current)
	2003	2002
	US$M	US$M
Raw materials and stores
At cost	353	341
	353	341
Work in progress
At net realisable value	3	11
At cost	333	393
	336	404
Finished goods
At net realisable value	2	-
At cost	637	674
	639	674
Total current inventories
At net realisable value	5	11
At cost	1 323	1 408
Total current inventories	1 328	1 419

16 Other assets (current)
	2003	2002
	US$M	US$M
Other deferred charges and prepayments	129	99
Total current other assets	129	99

17 Receivables (non-current)
	2003	2002
	US$M	US$M
Employee Share Plan loans	69	64
Other sundry receivables (a)	828	825
Total non-current receivables	897	889

(a) Other sundry receivables include loans to joint venture entities of US$275 million (2002: US$273 million) that are in the form of cash on deposit, with the bank having an equivalent amount on loan to the joint venture.

18 Investments accounted for using the equity method

			Ownership interest(a)				Carrying value of investment
			At joint venture's or associate's reporting date		At BHP Billiton Group reporting date

Major shareholdings in
joint venture and		Reporting	2003	2002	2003	2002	2003	2002
associated entities	Principal activities	date	%	%	%	%	US$M	US$M
Minera Antamina SA	Copper and zinc mining	30 June	34	34	34	34	175	176
Carbones del Cerrejon LLC (b)	Coal mining	31 Dec	33	33	33	33	490	483
Highland Valley Copper	Copper mining	31 Dec	34	34	34	34	86	121
Orinoco Iron CA	HBI production	30 Sept	50	50	50	50	-	-
Richards Bays Minerals (c)	Titanium dioxide and	31 Dec	50	50	50	50	115	169
	mineral sands
Samarco Mineracao SA	Iron ore mining	31 Dec	50	50	50	50	276	257
South Blackwater	Coal mining	30 June	50	50	50	50	-	-
Caesar Oil Pipeline Company LLC	Hydrocarbons	31 May	25	25	25	25	42	17
	transportation
Cleopatra Gas Gathering	Hydrocarbons
Company LLC	transportation	31 May	22	22	22	22	29	8
Integris Metals	Metals distribution	31 Dec	50	50	50	50	159	157
Minera Alumbrera Limited	Copper and gold mining	30 June	-	25	-	25	-	85
Other (d)							31	32
Total							1 403	1 505

	2003	2002
	US$M	US$M
Share of net profit of investments accounted for using the equity method
Revenue (e)	1 902	1 679
Expenses (e)	(1 637)	(1 378)
Profit before income tax (e)	265	301
Income tax expense (e)	(101)	(78)
Share of net profit of investments accounted for using the equity method	164	223
Share of post-acquisition retained profits of investments accounted for using the equity method
Share of retained profits of investments accounted for using the equity method at the beginning of the financial year	329	191
Share of net profit of investments accounted for using the equity method	164	223
Dividends received/receivable from investments accounted for using the equity method	(197)	(149)
Disposal of investments accounted for using the equity method	(63)	64
Share of retained profits of investments accounted for using the equity method at the end of the financial year	233	329
Movements in carrying amount of investments accounted for using the equity method
Carrying amount of investments accounted for using the equity method at the beginning of the financial year	1 505	1 236
Share of net profit of investments accounted for using the equity method	164	223
Increased investments accounted for using the equity method	41	389
Dividends received/receivable from investments accounted for using the equity method	(197)	(149)
Disposal of investments accounted for using the equity method	(110)	(34)
Transfers and other movements	-	(160)
Carrying amount of investments accounted for using the equity method at the end of the financial year	1 403	1 505
Share of contingent liabilities and expenditure commitments of investments accounted for using the equity method
Contingent liabilities - unsecured (included in note 39)	128	110
Contracts for capital expenditure not completed	98	116
Other commitments	6	14
	In Aggregate		BHP Billiton Group Share
	2003	2002	2003	2002
	US$M	US$M	US$M	US$M
Net assets of investments accounted for using the equity method can be analysed as follows:
Non-current assets	5 799	6 423	2 152	2 198
Current assets	1 666	1 902	728	736
Current liabilities	(1 101)	(1 458)	(476)	(525)
Non-current liabilities	(2 652)	(2 753)	(1 001)	(904)
Net assets of investments accounted for using the equity method	3 712	4 114	1 403	1 505

(a) The proportion of voting power held corresponds to ownership interest.

(b) At 30 June 2002 the BHP Billiton Group had an ownership interest of 33 per cent in Carbones del Cerrejon SA and 33 per cent in Carbones Zona Norte SA. Following the BHP Billiton Group's acquisition of an interest in Intercor LLC in February 2002, the BHP Billiton Group's existing interest in Carbones del Cerrejon SA was merged into Intercor LLC, which was subsequently renamed Carbones del Cerrejon LLC, in November 2002. The activities of Carbones del Cerrejon on LLC and Carbones Zona Norte SA are managed as an integrated operation referred to as Cerrejon Coal Corporation. The BHP Billiton Group has an effective ownership interest of 33 per cent in Cerrejon Coal Corporation.

(c) Richards Bay Minerals comprises two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited of which the BHP Billiton Group's effective ownership interest is 51 per cent (2002: 51 per cent) and 49 per cent (2002: 49 per cent) respectively. In accordance with the shareholder agreement between the BHP Billiton Group and Rio Tinto (which owns the shares of Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited not owned by the BHP Billiton Group), Richards Bay Minerals functions as a single economic entity. The overall profit of Richards Bay Minerals is shared equally between the venturers.

(d) Includes various immaterial joint venture and associated entities.

(e) The share of net profit of investments accounted for using the equity method includes the results of associated entities relating to the Group's 50 per cent interest in Minera Alumbrera Limited. This includes revenue of US$94 million (2002: US$126 million), expenses of US$69 million (2002: US$104 million), profit before income tax of US$25 million (2002: US$22 million), and income tax expense/(benefit) of US$nil (2002: US$(4) million). Effective April 2003, the BHP Billiton Group sold its interest in Minera Alumbrera Limited for US$187 million, of which US$54 million has been deferred until June 2005. The deferred proceeds are included in sundry receivables.

19 Other financial assets (non-current)

	2003	2002
	US$M	US$M
Securities quoted on prescribed stock exchanges
Shares in other corporations (a)(b)(c)	72	68
Securities not quoted on prescribed stock exchanges
Shares in other corporations (d)	78	424
Advances and partnerships (e)	-	89
Total non-current other financial assets	150	581

(a) Market value of quoted securities, shares in other corporations is US$77 million (2002: US$82 million).

(b) The BHP Billiton Group has subscribed for shares in a number of listed companies in connection with option arrangements on exploration projects. The consideration has been allocated to the option and has generally been expensed in accordance with the BHP Billiton Group's accounting policy on exploration. These investments therefore have a book value of US$nil at 30 June 2003 (2002: US$nil) in the table above and a market value of US$11 million (2002: US$11 million).

(c) Includes the shares of BHP Billiton Plc held by the Group's Employee Share Ownership Trusts (refer to note 31 for a description of the Trust). As at 30 June 2003, 347 498 shares (2002: 659 882 shares) were held by the Trust with a market value at that date of US$2 million (2002: US$3 million).

(d) The 30 June 2002 comparative includes an investment in Sweet River Investments Limited which effectively provided the BHP Billiton Group with a 2.1 per cent interest in CVRD through Valepar SA, at US$332 million.

(e) The 30 June 2002 comparative included a 50 per cent investment in North Star BHP Steel, a US steel manufacturer, at US$82 million. Refer note 3.

20 Inventories (non-current)
	2003	2002
	US$M	US$M
Raw materials and stores	3	8
Work in progress	48	30
Total non-current inventories (at cost)	51	38

21 Property, plant and equipment
	Gross value	Accumulated	Net value	Gross value	Accumulated	Net value
	of assets	depreciation	of assets	of assets	depreciation	of assets
	2003	2003	2003	2002	2002	2002
	US$M	US$M	US$M	US$M	US$M	US$M
Land and buildings (a)(b)	2 260	931	1 329	2 460	1 178	1 282
Plant, machinery and equipment (c)	22 699	12 133	10 566	24 682	13 112	11 570
Capital works in progress (d)	2 936	-	2 936	2 197	-	2 197
Mineral rights and other mineral assets (e)	4 848	1 567	3 281	4 641	1 301	3 340
Exploration, evaluation and development (f)
Now in production	1 970	1 101	869	2 475	1 489	986
In development stage but not yet producing	327	-	327	574	210	364
In exploration and/or evaluation stage	487	70	417	480	138	342
Capitalised leased assets (g)	103	48	55	105	40	65
Total property, plant and equipment	35 630	15 850	19 780	37 614	17 468	20 146
	2003	2002
	US$M	US$M
(a) Current value of land and buildings
Land	395	534
Buildings	1 245	1 166
	1 640	1 700
2003
US$M
(b) Land and buildings
Balance at the beginning of the financial year	1 282
Capital expenditure (including capitalised interest)	159
Depreciation	(98)
Net disposals including demerger or disposal of controlled entities	(217)
Amounts written off	(6)
Exchange variations	2
Transfers and other movements	207
Balance at the end of the financial year(i)	1 329
(c) Plant, machinery and equipment
Balance at the beginning of the financial year	11 570
Capital expenditure (including capitalised interest)	483
Depreciation	(1 220)
Net disposals including demerger or disposal of controlled entities	(1 723)
Amounts written off	(48)
Exchange variations	74
Transfers and other movements	1 430
Balance at the end of the financial year(i)	10 566
(d) Capital works in progress
Balance at the beginning of the financial year	2 197
Capital expenditure (including capitalised interest)	2 276
Transfers and other movements	(1 537)
Balance at the end of the financial year	2 936
(e) Mineral rights and other mineral assets
Balance at the beginning of the financial year	3 340
Capital expenditure (including capitalised interest)	51
Depreciation	(174)
Net disposals including demerger or disposal of controlled entities	(1)
Transfers and other movements	65
Balance at the end of the financial year (i)(ii)	3 281
(f) Exploration, evaluation and development expenditures carried forward
Balance at the beginning of the financial year	1 692
Capital expenditure (including capitalised exploration and interest)	211
Depreciation	(141)
Net disposals including demerger or disposal of controlled entities	(11)
Amounts written off	(9)
Exchange variations	11
Transfers and other movements	(140)
Balance at the end of the financial year (iii)	1 613
(g) Capitalised leased assets
Balance at the beginning of the financial year	65
Capital expenditure	4
Depreciation	(9)
Transfers and other movements	(5)
Balance at the end of the financial year	55

(i) The carrying value of assets includes assets written down to recoverable amount in the current and prior periods as follows:

Land and buildings: US$6 million (2002: US$2 million)

          Plant, machinery and equipment: US$164 million (2002: US$1 919 million)

          Mineral rights and other mineral assets: US$62 million (2002: US$64 million)

(ii) Includes US$534 million (2002: US$530 million) of deferred overburden removal costs.

(iii) Includes US$35 million (2002: US$88 million) transferred from exploration and/or evaluation stage to development stage, not yet producing, and US$117 million (2002: US$7 million) transferred from development stage, not yet producing to now in production.

22 Intangible assets
	2003	2002
	US$M	US$M
Goodwill at cost	821	822
deduct Amounts amortised	355	309
	466	513
Patents, trademarks and licences at cost	-	7
deduct Amounts amortised	-	7
	-	-
Total intangible assets	466	513

23 Other assets (non-current)
	2003	2002
	US$M	US$M
Pension asset (refer note 41)	270	224
Other deferred charges and prepayments	84	58
Total non-current other assets	354	282

24 Payables (current)
	2003	2002
	US$M	US$M
Trade creditors	1 398	1 340
Sundry creditors	964	1 095
Total current payables	2 362	2 435

25 Interest bearing liabilities (current)
	2003	2002
	US$M	US$M
Current portion of unsecured long-term loans
Bank loans	230	154
Notes and debentures	150	706
Total current portion of long-term loans (a)	380	860
Current portion of
Non-recourse finance (a)	78	173
Secured debt (limited recourse) (a)	28	35
Finance leases	4	2
Short-term interest bearing liabilities
Unsecured bank loans	371	197
Unsecured other	16	21
Bank overdrafts
Unsecured	21	509
Total other current interest bearing liabilities	518	937
Total current interest bearing liabilities (b)	898	1 797

(a) Refer note 28.

(b) Refer to note 38 for currency risk profile of interest bearing liabilities.

26 Other provisions and liabilities (current)

	2003	2002
	US$M	US$M
Employee benefits	313	304
Post-retirement benefits	7	20
Restoration and rehabilitation	56	65
Restructuring	45	92
Other	138	141
Total current other provisions (a)	559	622
Dividends	468	402
Deferred income	114	92
Total current other provisions and liabilities	1 141	1 116

(a) Refer to note 29 for non-current portion of provisions and movement in total provisions.

27 Payables (non-current)

	2003	2002
	US$M	US$M
Trade creditors	14	10
Sundry creditors	181	111
Total non-current payables	195	121

28 Interest bearing liabilities (non-current)

	2003	2002
	US$M	US$M
Unsecured long-term loans (at weighted average interest rates) (a)
Bank loans
At average fixed interest rates of 12.1%	85	148
At average floating interest rates of 6.2%	244	1 351
Commercial paper
At average floating interest rates of 1.2%	138	849
Notes and debentures (issued in the US)
At average fixed interest rates of 7.3%	1 673	2 019
At average floating interest rates of 1.8%	850	-
Medium term notes (issued in Australia)
At average fixed interest rates of 7.7%	-	113
At average floating interest rates of 2.1%	803	692
Medium term notes (issued in Europe)
At average fixed interest rates of 3.9%	741	-
Other
At average fixed interest rates of 8.7%	176	198
At average floating interest rates of 1.1%	50	50
Total long-term loans	4 760	5 420
less Amounts repayable within 12 months (b)	380	860
Total non-current portion of long-term loans	4 380	4 560
Redeemable preference shares
BHP Operations Inc (c)	450	450
Total redeemable preference shares	450	450
less Amounts repayable within 12 months (b)	-	-
Total non-current portion of redeemable preference shares	450	450
Non-recourse finance
US$ loans for the Escondida project with maturities 2002-2004	798	872
US$ loans for the OHANET project with maturities 2004-2007	108	-
less Amounts repayable within 12 months (b)	78	173
Total non-current portion of non-recourse finance	828	699
Secured debt (limited recourse)
US$ and Euro loans for the Mozal project with maturities 2003-2004 (d)	506	449
less Amounts payable within 12 months (b)	28	35
Total non-current portion of secured debt (limited recourse)	478	414
Total non-current portion of long-term loans, redeemable preference shares, non-recourse finance and
secured debt (limited recourse)	6 136	6 123
Other non-current interest bearing liabilities
Finance leases	49	33
Other	241	227
Total non-current interest bearing liabilities (e)	6 426	6 383

(a) Weighted average interest rates take into account the effect of interest rate and cross currency swaps.

(b) Refer note 25.

(c) BHP Operations Inc: Preferred stock
  Auction market preferred stock: 600 (2002: 600) shares issued at US$250 000 each, fully paid preferred stock; cumulative, non-participating, dividend reset on a regular basis reflecting prevailing US market rates; not entitled to any earnings growth or capital appreciation of the issuer. Redeemable at the option of the issuer on any dividend payment date or, if redeemed in full, on any business day. Guaranteed by other BHP Billiton Group companies.
  Cumulative preferred stock series 'A': 3 000 (2002: 3 000) shares issued at US$100 000 each, fixed at 6.76 per cent per annum, fully paid and not entitled to any earnings growth or capital appreciation of the issuer. Subject to mandatory redemption on 27 February 2006. Dividends are cumulative and are calculated on the basis of a year of twelve 30 day months. Guaranteed by other BHP Billiton Group companies.

(d) The limited recourse secured debt relates to the Mozal joint venture operation. The debt is secured by a charge over the assets of this joint venture operation and the lender has recourse to only those assets in the event of default. The BHP Billiton Group's share of these obligations are guaranteed by BHP Billiton Plc until such time as the project reaches financial completion.

(e) Refer to note 38 for currency, interest rate and maturity profiles of interest bearing liabilities.

29 Other provisions and liabilities (non-current)

	2003	2002
	US$M	US$M
Employee benefits (a)	314	337
Post-retirement benefits (b)	310	195
Resource rent tax	241	214
Restoration and rehabilitation (e)	1 969	1 548
Restructuring (c)	12	33
Other (d)	160	118
Total non-current other provisions	3 006	2 445
Deferred income	345	319
Total non-current other provisions and liabilities	3 351	2 764

		Post-		Restoration
	Employee	retirement	Resource	and
	benefits(a)	benefits(b)	rent tax	rehabilitation(e)	Restructuring(c)	Other	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Movements in provision balances
At 1 July 2002	641	215	214	1 613	125	259	3 067
Amounts capitalised	-	-	-	325	-	-	325
Demerger or disposals of subsidiaries	(183)	-	-	(1)	(1)	(34)	(219)
Charge/(credit) for the year
Underlying	411	50	(3)	37	4	36	535
Discounting	3	-	-	94	-	-	97
Exchange variation	51	22	29	-	5	35	142
Exchange variation taken to reserves	1	-	3	15	-	1	20
Utilisation	(265)	(29)	-	(84)	(28)	(23)	(429)
Transfers and other movements	(32)	59	(2)	26	(48)	24	27
At 30 June 2003	627	317	241	2 025	57	298	3 565
Current (note 26)	313	7	-	56	45	138	559
Non-current	314	310	241	1 969	12	160	3 006

(a) In the year ended 30 June 2003 the average number of employees, excluding joint venture and associated entities employees, and including executive Directors was 34 801 (2002: 50 224). The provision for employee entitlements includes applicable amounts for annual leave and associated on-costs, including workers' compensation liabilities as detailed below:
	2003	2002
	US$M	US$M
Self-insurance workers' compensation provision
New South Wales	12	63
South Australia	-	1
Victoria	1	3
Western Australia	4	3
Queensland	14	12
Total workers' compensation liabilities	31	82

Comparative numbers for the year ended 30 June 2002 include certain amounts related to BHP Steel as follows: New South Wales US$51 million; South Australia

US$1 million; Victoria US$3 million; Western Australia US$nil; and Queensland US$nil. BHP Steel was demerged effective 1 July 2002. Refer note 3.

(b) The provision for post-retirement benefits includes pension liabilities of US$65 million (2002: US$31 million). Refer note 41.

(c) The provision for restructuring costs as at 30 June 2003 includes remediation and site rehabilitation costs of US$10 million (2002: US$47 million).

(d) Other provisions include non-current non-executive Directors' retirement benefits of US$4 million (2002: US$3 million).

(e) The BHP Billiton Group's activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, the BHP Billiton Group has a policy of ensuring that reclamation is planned and financed from the early stages of any operation. Provision is made for the reclamation of the BHP Billiton Group's mining and processing facilities along with the decommissioning of offshore oil platforms and infrastructure associated with petroleum activities. At 30 June 2003, US$1 664 million (2002: US$1 276 million) was provided for reclamation and decommissioning costs relating to current operations in the provision for site rehabilitation. Reclamation and decommissioning expenditures generally are expected to be paid over the next 30 years. As stated in the BHP Billiton Group's accounting policy, the BHP Billiton Group's provisions for reclamation and decommissioning are discounted to their net present value. The estimated total site rehabilitation cost (undiscounted) to be incurred in the future arising from operations to date, and including amounts already provided for, is US$3 391 million (2002: US$2 863 million).
In addition, the BHP Billiton Group has certain obligations associated with maintaining several closed sites including remediation activities. At 30 June 2003, US$361 million (2002: US$337 million) and US$10 million (2002: US$47 million) were provided for closed properties and remediation activities in the provisions for site rehabilitation and restructuring, respectively. The main closed site to which this provision relates is Southwest Copper in the US. Certain of the remediation activities are subject to legal dispute and depending on the ultimate resolution of these matters the final liability for these matters could vary. The amounts provided for these matters are reviewed periodically based upon the facts and circumstances available at the time and the provisions are updated accordingly. The BHP Billiton Group believes that it is reasonably possible that, due to the nature of the liability and the degree of uncertainty which surrounds them, the liability for these matters could be as much as 50 per cent (2002: 20 per cent) greater than the total amount of US$371 million provided at 30 June 2003 (2002: US$384 million). Details of the more significant remediation sites are discussed below.

Pinal Creek, Arizona, US

BHP Copper Inc ('BHP Copper') is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

On 2 April 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. On the 22 September 2000, the Court approved settlement reached between the parties for a non-material amount, and the terms of the settlement are now being implemented as a monitoring program.

A state consent decree ('the Decree') was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non facility-specific source control activities. Such activities are currently ongoing. As of 30 June 2003 the Company has provided US$22 million (30 June 2002: US$31 million) for its anticipated share of the planned remediation work, based on a range up to US$43 million.

BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. The claim is for an undetermined amount but under current state and federal laws applicable to the case, BHP Copper should recover a significant percentage of the total remediation costs from the Defendants, based upon their operations' proportionate contributions to the total contamination in the Pinal Creek drainage basin. Such action seeks recovery from these historical owners and operators for remediation and source control costs. BHP Copper's predecessors in interest have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties.

BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control, and other costs noted above incurred by BHP Copper. The reasonable assessment of recovery in the various insurances cases has a range from US$7 million to about US$20 million, depending on many factors. Neither insurance recoveries nor other claims or offsets have been recognised in the financial statements and will not be recognised until such offsets are considered virtually certain of realisation.

Hawaii, US

In May 1998, the BHP Billiton Limited Group divested its businesses in Hawaii. The BHP Billiton Limited Group indemnified the buyers for certain past liabilities and has capped this indemnification at less than US$10 million, much of which has now been spent. Following the divestment, the BHP Billiton Group has retained some environmental liabilities for which it has indemnified the buyer and which are uncapped, as described below.

The BHP Billiton Limited Group operated a petroleum terminal, now decommissioned, at a site that is within an area that has since been declared a Hawaii State Superfund site. The Group is currently participating in a voluntary effort with a number of other parties to undertake site assessment, to be followed by a risk assessment, and ultimately risk-based correction actions. Site assessment is expected to be completed in 2003 and risk assessment in 2004. Some corrective action is taking place while the assessments are progressing.

Also within the Superfund area is the site of a previous manufactured gas plant. Litigation over a claim brought by a neighbour, Castle & Cooke, asserting that contamination on its property arose from the BHP Billiton Limited controlled site was settled in December 2000. The Group has engaged a contractor to remediate the former gas plant site to the satisfaction of the Hawaii Department of Health and to meet conditions of the Settlement Agreement. Remediation activities have commenced and are ongoing.

The Group's remaining liabilities for its former Hawaii businesses including remediation costs, though uncapped, are currently assessed and accrued at US$11 million (2002: US$12 million).

Newcastle, Australia

On 28 June 2002, the Group and the New South Wales (NSW) Government executed contracts for the transfer of four properties in the Newcastle area from the Group to the NSW Government. The properties covered by the land transfer are 150 hectares at the former Newcastle Main Steelworks site, 230 hectares at Kooragang Island, 500 hectares at Belmont Sands and 1500 hectares at West Wallsend.

Pursuant to the terms of the contracts the NSW Government agreed to pay the Group US$22 million (net of GST) for the Main Steelworks site. The other properties were transferred to the NSW Government at no cost. The Group will ultimately pay the NSW Government a sum of US$73 million (net of GST) for environmental remediation and monitoring of the former Main Steelworks site and Kooragang Island, industrial heritage interpretation and rail infrastructure relocation on the former Main Steelworks site, of which US$43 million has already been paid.

The transfer of the four properties was conditional, amongst other things, on an indemnity from the NSW Government against responsibility for the remediation of contamination on the Main Steelworks site and Kooragang Island and contamination which migrates to or is transported off these sites after the date of completion. The Group retains responsibility for any pre-existing environmental liabilities associated with Belmont Sands and West Wallsend and for pre-existing off-site contamination from the former Main Steelworks site and Kooragang Island.

The Group continues to be responsible for demolition at the Main Steelworks site at an estimated cost of approximately US$5 million at 30 June 2003 (2002: US$11 million).

The payments to the Government associated with the land transfers and the cost of demolition has been accounted for as part of the Newcastle Steelworks closure. The transfers of the four properties referred to above were completed on 31 July 2002 and the indemnity referred to above is now in place. The Group has also taken out pollution liability insurance to cover certain risks associated with pre-completion environmental liabilities referred to above.

Additionally the Group retains responsibility for certain sediment in the Hunter River adjacent to the former Main Steelworks site. A remediation options study has been completed. The estimated total future costs provided at 30 June 2003 were approximately US$30 million (2002: US$75 million).

Ok Tedi, Papua New Guinea

The BHP Billiton Group completed its withdrawal from the Ok Tedi copper mine in Papua New Guinea in February 2002 with the transfer of its 52 per cent equity stake to PNG Sustainable Development Program Limited ('Program Company'), a development fund that operates for the benefit of the Papua New Guinean people.

The Program Company operates independently and will utilise future dividend payments arising from the BHP Billiton Group's transferred shareholding in Ok Tedi Mining Limited (OTML) to fund current and long-term sustainable development projects in Papua New Guinea, particularly the Western Province. Following the transfer of BHP Billiton's shareholding, the equity participants in OTML are: PNG Sustainable Development Program Limited (52 per cent); the State of Papua New Guinea (30 per cent) and Inmet Mining Corporation (18 per cent). OTML continues to operate the mine on behalf of the shareholders. Additionally the withdrawal agreement requires cash provisioning by OTML for mine closure and provides a scheme for retention of a responsible and skilled mine management team including transfer of existing BHP Billiton Group Ok Tedi staff to OTML.

The BHP Billiton Group also provides financial support to the Program Company by way of a fully repayable, interest free funding facility of US$100 million for a period of three years (until it has built up its own fund) with repayment arrangements if these are used. As any allocations from the funding facility are fully repayable, BHP Billiton's assessment is that these arrangements do not require provisioning in the BHP Billiton Group's accounts.

The financial support provided by the BHP Billiton Group ensures the Program Company has immediate access to finance for environmental remediation or other capital requirements, in accordance with its shareholder obligations, prior to the accumulation of sufficient funds in the Program Company from future dividend flows.

Following the equity transfer, the BHP Billiton Group no longer benefits financially from the Ok Tedi mine operations and, as a result, the BHP Billiton Group negotiated the agreement for its withdrawal to provide protection from any future liabilities including legal claims. The legal arrangements encompass a series of legal releases, indemnities and warranties that safeguard the BHP Billiton Group's interests following its formal exit from the project.

30 Contributed equity and called up share capital

	2003	2002
	US$M	US$M
BHP Billiton Limited
Paid up contributed equity (a)
3 747 687 775 fully paid ordinary shares (2002: 3 724 893 687)	1 785	3 143
240 000 ordinary shares paid to A$1.40 (2002: 320 000) (b)	-	-
1 095 000 ordinary shares paid to A$1.36 (2002: 2 305 000) (b)	-	-
1 Special Voting Share (2002: 1) (c)	-	-
	1 785	3 143
Number of shares
	2003	2002
Movements in fully paid ordinary shares
Opening number of shares	3 724 893 687	3 704 256 885
Shares issued on exercise of Employee Share Plan Options (d)	20 165 784	22 955 508
Shares issued on exercise of Performance Rights (d)	918 120	-
Partly paid shares converted to fully paid (b)	1 710 184	1 815 916
Shares bought back and cancelled (e)	-	(4 134 622)
Closing number of shares (f)	3 747 687 775	3 724 893 687

	2003	2002
	US$M	US$M
BHP Billiton Plc
Allotted, called up and fully paid share capital
2 468 147 002 ordinary shares of US$0.50 each (2002: 2 319 147 885) (g)	1 732	1 752
50 000 (2002: 50 000) 5.5% preference shares of Pounds 1 each (h)	-	-
1 Special Voting Share (2002: 1) (c)	-	-
	1 732	1 752
Number of shares
	2003	2002
Movements in allotted, called up and fully paid shares
Opening number of shares	2 319 147 885	2 319 147 885
Bonus shares issued (a)	148 999 117	-
Closing number of shares	2 468 147 002	2 319 147 885

(a) Contributed equity reduced by US$1 456 million due to the demerger of BHP Steel in July 2002. This reflected a capital reduction of 69 Australian cents per share. The demerger resulted in BHP Billiton Limited shareholders being issued one BHP Steel share for every five BHP Billiton Limited shares held. BHP Billiton Plc shareholders did not receive shares in BHP Steel. Bonus shares were issued to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held).

(b) 80 000 (2002: 65 000) shares paid to A$1.40 and 1 210 000 (2002: 1 351 500) shares paid to A$1.36 were converted to fully paid during 2003. There were no partly paid shares issued during the year (2002: nil). Including bonus shares, 1 710 184 (2002: 1 815 916 shares) were issued on conversion of these partly paid shares. 282 000 (2002: 650 000) partly paid shares are entitled to 321 984 (2002: 692 315) bonus shares on becoming fully paid. As a consequence of the BHP Steel demerger, an instalment call of A$0.69 per share was made on partly paid shares which was then immediately replaced by the application of the capital reduction.

(c) Each of BHP Billiton Limited and BHP Billiton Plc issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Limited and BHP Billiton Plc on Joint Electoral Actions.

(d) The number of shares issued on exercise of options after 7 July 2001 includes bonus shares. Refer note 31.

(e) During the year ended 30 June 2003, BHP Billiton Limited did not repurchase any shares in accordance with its announced share buy-back program. During the year ended 30 June 2002, BHP Billiton Limited repurchased 4 134 622 shares at a weighted average price of A$8.83 per share. The buy-back program allows for the purchase of up to 186 million BHP Billiton Limited shares (adjusted for the bonus issue), less the number of BHP Billiton Plc shares purchased on-market by Nelson Investment Limited.

(f) During the period 1 July 2003 to 9 September 2003, 155 000 Executive Share Scheme partly paid shares were paid up in full, 2 978 357 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan Options and 813 709 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights.

(g) BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Nelson Investment Limited) established for that purpose. 3 890 000 ordinary shares were purchased in the year ended 30 June 2003 for an aggregate purchase price of US$20 million, which was funded by the BHP Billiton Group.

(h) Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. Since the merger these shares have been held by J P Morgan Plc.

(i) An Equalisation Share was authorised to enable a distribution to be made by BHP Billiton Plc to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share.

31 Employee share ownership plans

Summary of BHP Billiton Group employee share ownership plans

The following table is a summary of the awards made under the employee share ownership plans of BHP Billiton Limited and BHP Billiton Plc. The subsequent tables and associated footnotes provide more information in relation to that contained in the summary table.

The details of the plans, including comparatives, are presented including, where applicable, a bonus element to which the participant became entitled as a result of the DLC merger on 29 June 2001 and the BHP Steel Limited demerger on 1 July 2002.
	Number of	Number of	Fair value of an
	awards	awards issued	award issued
	outstanding at	during year ended	during year ended
	30 June 2003	30 June 2003	30 June 2003
US$
BHP Billiton Limited employee share awards
Group Incentive Scheme	7 313 516	7 510 243	1.13
Employee Share Plan (shares)	20 508 095	-	-
Employee Share Plan (Options)	37 571 802	67 500	1.22
Executive Share Scheme (partly paid shares)	1 656 984	-	-
Performance Share Plan (LTI)	7 924 676	-	-
Performance Share Plan (MTI)	238 940	-	-
Bonus Equity Share Plan (shares)	856 345	-	-
BHP Billiton Plc employee share awards
Group Incentive Scheme	3 634 251	3 966 768	1.08
Restricted Share Scheme	4 608 382	-	-
Co-Investment Plan	837 450	-	-

BHP Billiton Group employee share ownership plans

The following tables relate to shares and options issued under the BHP Billiton Limited Employee Share Plan, partly paid shares issued under the BHP Billiton Limited Executive Share Scheme, performance rights issued under the BHP Billiton Limited Performance Share Plan, shares issued under the BHP Billiton Limited Bonus Equity Share Plan and awards issued under the BHP Billiton Group Incentive Scheme as well as awards issued under the BHP Billiton Plc Restricted Share Scheme and BHP Billiton Plc Co-Investment Plan.

	Restricted Share Scheme awards(a)		Co-Investment Plan awards(b)
	2003	2002	2003	2002
Number of awards issued since the DLC merger (c)	5 657 555	5 657 555	1 023 425	1 023 425
During the financial year
Number of awards remaining at the beginning of the financial year	5 351 690	-	1 000 399	-
Number of awards issued	-	5 657 555	-	1 023 425
Number of awards exercised	(426 604)	(56 568)	(45 415)	(6 525)
Number of awards lapsed	(316 704)	(249 297)	(117 534)	(16 501)
Number of awards remaining at the end of the financial year	4 608 382	5 351 690	837 450	1 000 399
Exercisable	-	-	-	-
Not exercisable	4 608 382	5 351 690	837 450	1 000 399
Number of employees participating in awards issued	-	239	-	126
Market value of awards issued (US$ million) (d)	-	-	-	-
Proceeds from awards issued (US$ million)	-	-	-	-
Number of employees exercising awards	22	8	10	2
Market value of shares on exercise of awards (US$ million)	2	-	-	-
	Group Incentive Scheme Performance Shares (BHP Billiton Plc)(e)		Group Incentive Scheme Performance Shares (BHP Billiton Limited)(e)
	2003	2002	2003	2002
Number of awards issued since commencement of the Plan	3 966 768		7 510 243
During the financial year
Number of awards remaining at the beginning of the financial year	-		-
Number of awards issued	3 966 768		7 510 243
Number of awards exercised	-		-
Number of awards lapsed	(332 517)		(196 727)
Number of awards remaining at the end of the financial year	3 634 251		7 313 516
Exercisable	-		-
Not exercisable	3 634 251		7 313 516
Number of employees participating in awards issued	221		424
Market value of awards issued (US$ million) (d)	-		-
Proceeds from awards issued (US$ million)	-		-
Number of employees exercising awards	-		-
Market value of shares on exercise of awards (US$ million)	-		-
	Employee Share Plan Options(f)		Weighted Average Exercise Price (A$)
	2003	2002	2003	2002
Number of awards issued since commencement of the Plan	178 032 575	177 965 075
During the financial year
Number of awards remaining at the beginning of the financial year	60 994 303	74 588 800	8.29	7.92
Number of awards issued	67 500	14 077 500	8.95	8.98
Number of awards exercised	(20 165 784)	(22 955 508)	7.25	7.66
Number of awards lapsed	(3 324 217)	(4 716 489)	7.53	7.78
Number of awards remaining at the end of the financial year	37 571 802	60 994 303	7.81	8.29
Exercisable	15 899 927	32 297 444	7.03	7.62
Not exercisable	21 671 875	28 696 859	8.38	9.04
Number of employees participating in awards issued	1	266
Market value of awards issued (US$ million) (d)	-	-
Proceeds from awards issued (US$ million)	-	-
Number of employees exercising awards	9 857	12 081
Market value of shares on exercise of awards (US$ million)	121	132
Proceeds from exercise of options (US$ million)	83	94

	Employee Share Plan Shares (f)		Executive Share Scheme Partly Paid Shares (h)
	2003	2002	2003	2002
Number of awards issued since commencement of the Plan	373 745 102	373 745 102	50 529 280	50 529 280
During the financial year
Number of awards remaining at the beginning of the financial year	45 827 460	62 781 518	3 367 168	5 183 084
Number of awards issued	-	-	-	-
Number of awards exercised	(25 319 365)	(16 954 058)	(1 710 184)	(1 815 916)
Number of awards lapsed	-	-	-	-
Number of awards remaining at the end of the financial year	20 508 095	45 827 460	1 656 984	3 367 168
Exercisable	20 508 095	45 827 460	1 656 984	3 367 168
Not exercisable	-	-	-	-
Number of employees participating in awards issued			-	-
Market value of awards issued (US$ million) (d)			-	-
Proceeds from awards issued (US$ million)			-	-
Number of employees exercising awards			11	14
Market value of shares on exercise of awards (US$ million)			7	8
Employee Share Plan Loans outstanding (US$ million) (g)	71	135
Proceeds from conversion of partly paid shares (US$ million)			10	10
	Performance Share Plan Performance Rights (i)(j)(k)		Bonus Equity Share Plan Shares (l)
	2003	2002	2003	2002
Number of awards issued since commencement of the Plan	12 679 547	12 679 547	1 016 845	1 016 845
During the financial year
Number of awards remaining at the beginning of the financial year	10 293 469	6 234 311	1 016 845	-
Number of awards issued	-	5 527 117	-	1 016 845
Number of awards exercised	(1 901 694)	(1 235 794)	(135 945)	-
Number of awards lapsed	(228 159)	(232 165)	(24 555)	-
Number of awards remaining at the end of the financial year	8 163 616	10 293 469	856 345	1 016 845
Exercisable	-	57 384	-	-
Not exercisable	8 163 616	10 236 085	856 345	1 016 845
Number of employees participating in awards issued	-	118	-	117
Market value of awards issued (US$ million) (d)	-	-	-	-
Proceeds from awards issued (US$ million)	-	-	-	-
Number of employees exercising awards	22	21	26	-
Market value of shares on exercise of awards (US$ million)	8	6	1	-
					Awards outstanding at:
		Number				Date of
	Number	of	Number	Number	Balance	Directors'	Exercise	Exercise period/
Month of issue	issued	recipients	exercised	lapsed	date	Report	Price(m)	release date
Group Incentive Scheme Performance Shares
(BHP Billiton Limited)
November 2002	7 510 243	424	-	196 727	7 313 516	7 301 322	-	July 2005 - June 2008
					7 313 516	7 301 322
Employee Share Plan Options
September 2002	67 500	1	-	-	67 500	67 500	A$8.95	Oct 2004 - Sept 2011
November 2001	6 870 500	113	231 387	361 384	6 277 729	5 717 600	A$8.30	Oct 2004 - Sept 2011
November 2001	7 207 000	153	665 913	454 487	6 086 600	5 858 500	A$8.29	Oct 2004 - Sept 2011
December 2000	3 444 587	67	247 812	262 262	2 934 513	2 797 990	A$8.72	July 2003 - Dec 2010
December 2000	2 316 010	59	503 884	155 738	1 656 388	1 645 121	A$8.71	July 2003 - Dec 2010
November 2000	1 719 196	44	245 747	263 701	1 209 748	1 095 783	A$8.28	July 2003 - Oct 2010
November 2000	7 764 776	197	3 892 714	432 665	3 439 397	3 372 926	A$8.27	July 2003 - Oct 2010
April 2000	61 953	3	-	-	61 953	61 953	A$7.60	April 2003 - April 2010
April 2000	937 555	5	-	138 362	799 193	760 473	A$7.60	April 2003 - April 2010
December 1999	413 020	1	-	-	413 020	413 020	A$8.61	April 2002 - April 2009
December 1999	309 765	1	-	-	309 765	309 765	A$7.50	April 2002 - April 2009
October 1999	123 906	6	103 255	20 651	-	-	A$7.57	April 2002 - April 2009
October 1999	105 320	3	14 456	30 976	59 888	59 888	A$7.57	April 2002 - April 2009
July 1999	206 510	1	-	-	206 510	206 510	A$7.60	April 2002 - April 2009
April 1999	44 474 820	45 595	14 343 772	20 669 379	9 461 669	8 365 927	A$6.92	April 2002 - April 2009
April 1999	16 901 398	944	6 055 906	6 257 563	4 587 929	3 458 320	A$6.92	April 2002 - April 2009
April 1998	366 555	16	325 253	41 302	-	-	A$6.45	April 2001 - April 2003
April 1998	289 114	23	268 463	20 651	-	-	A$6.44	April 2001 - April 2003
November 1997	3 261 619	3 501	2 490 511	771 108	-	-	A$6.84	Nov 2000 - Nov 2002
November 1997	16 336 800	16 411	13 658 778	2 678 022	-	-	A$6.84	Nov 2000 - Nov 2002
					Awards outstanding at:
		Number				Date of
	Number	of	Number	Number	Balance	Directors'	Exercise	Exercise period/
Month of issue	issued	recipients	exercised	lapsed	date	Report	Price(m)	release date
Employee Share Plan Options
October 1997	11 234 144	511	11 047 252	186 892	-	-	A$6.73	Oct 2000 - Oct 2002
October 1997	8 243 879	379	7 823 631	420 248	-	-	A$6.73	Oct 2000 - Oct 2002
July 1997	413 020	1	413 020	-	-	-	A$8.49	July 2000 - July 2002
July 1997	816 747	36	673 223	143 524	-	-	A$8.49	July 2000 - July 2002
					37 571 802	34 191 276
Performance Share Plan Performance Rights (n)
November 2001 (LTI)	5 114 298	110	239 182	254 046	4 621 070	4 545 816	-	Oct 2004 - Sept 2011
October 2001 (LTI)	173 879	2	-	-	173 879	173 879	-	Oct 2004 - Sept 2011
October 2001(MTI)	238 940	6	-	-	238 940	238 940	-	Oct 2003 - Mar 2006
December 2000 (LTI)	415 510	11	-	-	415 510	319 210	-	July 2003 - Dec 2010
November 2000 (LTI)	4 441 620	104	1 521 126	206 277	2 714 217	2 072 070	-	July 2003 - Oct 2010
March 1999 (LTI)	2 295 300	1	2 295 300	-	-	-	-	Mar 1999 - Mar 2009
					8 163 616	7 349 915
Bonus Equity Share Plan Shares
November 2001	1 016 845	117	135 945	24 555	856 345	852 928	-	Nov 2004 - Oct 2006
					856 345	852 928	-
					Awards outstanding at:
		Number				Date of
	Number	of	Number	Number	Balance	Directors'	Exercise	Exercise period/
Month of issue	issued	recipients	exercised	lapsed	date	Report	Price(m)	release date
Group Incentive Scheme Performance Shares
(BHP Billiton Plc)
November 2002	3 966 768	221	-	332 517	3 634 251	3 556 429	-	July 2005 - June 2008
					3 634 251	3 556 429
Restricted Share Scheme (n)
November 2001(Share awards)	292 577	1	-	169 358	123 219	123 219	-	Nov 2004
October 2001 (Share awards)	4 446 532	197	367 133	384 546	3 694 853	3 572 357	-	Nov 2004
October 2001 (Options)	918 446	41	116 039	12 097	790 310	776 049	-	Oct 2004 - Sept 2008
					4 608 382	4 471 625
Co-Investment Plan (n)
November 2001	100 945	1	-	58 637	42 308	42 298	-	Nov 2003 - April 2006
October 2001	922 480	125	51 940	75 398	795 142	685 369	-	Oct 2003 - March 2006
					837 450	727 667

Fair valuation of employee share awards (o)

Fair valuation of awards as presented below represents the value of awards issued under employee share ownership plans of BHP Billiton Limited and BHP Billiton Plc. The values relate to the awards granted during the financial year and are measured at grant date.
	2003	2002
	US$	US$
Fair value of a Group Incentive Scheme Performance Share (BHP Billiton Limited)	1.13
Fair value of a Group Incentive Scheme Performance Share (BHP Billiton Plc)	1.08
Fair value of an Employee Share Plan option	1.22	1.22
Fair value of a Restricted Share Scheme award		1.65
Fair value of a Co-Investment Plan matching award		2.63
Fair value of a Performance Right (LTI)		1.86
Fair value of a Performance Right (MTI)		2.97
Fair value of a Bonus Equity Share Plan award (p)		4.76

The fair values of awards granted were estimated using Black-Scholes option pricing techniques using the following significant assumptions:
	2003	2002
Group Incentive Scheme Performance Shares (BHP Billiton Limited)
Risk free interest rate	4.6%
Estimated life of awards	5 years(q)
Estimated volatility of share price	20.0%
Estimated per annum lapses due to attrition of participants over term	5.0%(r)
Dividend yield	2.5%
Group Incentive Scheme Performance Shares (BHP Billiton Plc)
Risk free interest rate	4.6%
Estimated life of awards	5 years(q)
Estimated volatility of share price	20.0%
Estimated per annum lapses due to attrition of participants over term	5.0%(r)
Dividend yield	2.5%
Employee Share Plan Options
Risk free interest rate	4.8%	4.8%
Estimated life of options	5 years(q)	5 years(q)
Estimated volatility of share price	20.0%	20.0%
Dividend yield	2.2%	2.2%
Restricted Share Scheme awards
Risk free interest rate		4.8%
Estimated life of awards		5 years(q)
Estimated volatility of share price		20.0%
Dividend yield		2.2%
Co-Investment Plan matching awards
Risk free interest rate		4.6%
Estimated life of awards		4 years(q)
Estimated volatility of share price		20.0%
Dividend yield		2.2%
Performance Rights (LTI)
Risk free interest rate		4.8%
Estimated life of Performance Rights		5 years(q)
Estimated volatility of share price		20.0%
Dividend yield		2.2%
Performance Rights (MTI)
Risk free interest rate		4.6%
Estimated life of Performance Rights		4 years(q)
Estimated volatility of share price		20.0%
Dividend yield		2.2%

(a) Awards under the Restricted Share Scheme (RSS) were made at the discretion of the Trustees of the Billiton Employee Share Ownership Trust or by BHP Billiton Plc. In respect of the executive Directors, awards were made on the recommendation of the Remuneration Committee and, in the case of other employees, the Remuneration Committee recommended the level of award following proposals from the Executive Committee. An award takes the form of conditional awards or share options in BHP Billiton Plc and was made subject to performance hurdles that were set by the Remuneration Committee. The Remuneration Committee also recommended the value of the ordinary shares to constitute an award and this value did not exceed 100 per cent of a participant's annual base salary. Subject to the performance hurdles being met and the extent to which they are met, the award will vest and the participant will become entitled to the appropriate number of ordinary shares, or if relevant entitled to exercise options over the relevant number of ordinary shares. The Employee Share Ownership Trust (ESOP Trust) is a discretionary Trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The Trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the RSS. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.

If prior to vesting of an award, a participant ceases to be employed because of resignation or termination for cause, that award will lapse. If a participant ceases to be employed for any other reason, then either all or a proportion of the award will become exercisable depending on the circumstances of cessation.

Awards were made in October 2001 and November 2001 upon the following terms:

(i) one performance hurdle compares BHP Billiton Plc's total shareholder return (TSR) over the performance period with a global comparator group of companies over the same period.

                         (ii) awards will vest by reference to the relative position of BHP Billiton Plc's TSR compared to the global comparator group of companies.

(iii) if the performance hurdles are not achieved by the end of a three-year period, then 75 per cent of the award lapses. The performance hurdles are measured again at 30 September 2005 and 30 September 2006 and, if the hurdles are not achieved, then the remaining 25 per cent of the award lapses.

(iv) in addition to the measure against the global comparator group of companies, the awards are subject to an underlying absolute measure. In order for the awards to be capable of vesting, the percentage increase in BHP Billiton Plc's TSR over the relevant performance period must be equal to or in excess of 2 per cent per annum over the UK Retail Price Index.

(v) the percentage of shares that vest under the RSS will not be greater than the percentage of Performance Rights that can be exercised under the BHP Billiton Limited Performance Share Plan (PSP). The performance hurdles under the PSP are calculated on the same basis as those described above, but using the BHP Billiton Limited TSR compared to the TSR of the same global comparator group, and the Australian Consumer Price Index as the basis for the absolute measure. Refer footnote (i) below.

(vi) awards are not transferable, carry no right to dividends and no voting rights. Where there is a share issue before an award vests, the number of shares that constitute the award is adjusted at the discretion of the Remuneration Committee.

(b) Invitations to participate in the Co-Investment Plan (CIP) were made by the Remuneration Committee to selected employees (including executive Directors) of the BHP Billiton Plc Group. The selected employees were asked to indicate the proportion of their discretionary annual bonus for the current financial year they wished to invest in the CIP subject to the minimum and maximum investment limits set by the Remuneration Committee. Within those limits, part of the bonus that would otherwise have been paid in cash was used by the ESOP Trust to acquire ordinary shares in BHP Billiton Plc. These are known as committed shares. Each invitee who acquired committed shares was also granted an award (a matching award) over shares in BHP Billiton Plc. The matching award entitles the participant to acquire a number of shares in BHP Billiton Plc for nil consideration, subject to the satisfaction of performance hurdles and the continuing employment of the participant.

If prior to vesting of a matching award, a participant ceases to be employed because of resignation or termination for cause, the participant's committed shares will be forfeited and the related matching award will also lapse and cease to be exercisable. If a participant ceases to be employed for any other reason, then the entire committed share vests and either all or a proportion of the matching award relevant for the period of cessation will vest, depending on the circumstances of cessation.

Awards issued as presented in the preceding tables represents both committed awards and matching awards.

Awards were made in October 2001 and November 2001 upon the following terms:

                         (i) one performance hurdle compares BHP Billiton Plc's TSR over the performance period with a global comparator group of companies over the same period.

                         (ii) awards will vest by reference to the relative position of BHP Billiton Plc's TSR compared to the global comparator group of companies.

(iii) the vesting of matching awards is determined by reference to two performance periods. The first performance period is two years in length. If the performance hurdles are achieved at the end of the first performance period, the corresponding number of shares under matching award will vest. At this time the participant has the option to remain within the plan and enter the second performance period or leave the plan. Should the participant leave the plan at the end of the first performance period, committed shares are released together with any shares under the matching award that may have vested. All remaining shares under the matching award lapse.

(iv) the second performance period is a further two years. At the end of this two-year period, subject to continuing employment, committed shares will be released and a number of shares subject to a matching award will vest to the extent the performance hurdles are met. If the performance hurdles have not been met at the end of the second performance period no additional shares under the matching award will vest. However, any shares that vested under the matching award for the first performance period may be exercised and the remaining shares under the matching award that have not vested will lapse.

(v) in addition to the measure against the global comparator group of companies, the awards are subject to an underlying absolute measure. In order for the awards to be capable of vesting, the percentage increase in BHP Billiton Plc's TSR over the relevant performance period must be equal to or in excess of 2 per cent per annum over the UK Retail Price Index.

(vi) the percentage of shares under the matching award that vest cannot be greater than the percentage of the matching awards that vest under the BHP Billiton Limited Medium Term Incentive (MTI) plan. The performance hurdles under the MTI are calculated on the same basis as those described above, but using the BHP Billiton Limited TSR compared to the TSR of the same global comparator group, and the Australian Consumer Price Index as the basis of the absolute measure. Refer footnote (j) below.

(vii) awards are not transferable. Awards carry no right to dividends and no voting rights. Where there is a share issue before an award vests, the number of shares that constitute the matching award is adjusted at the discretion of the Remuneration Committee.

(c) All awards issued under the RSS and CIP prior to June 2001 vested as a consequence of the DLC merger. Data as presented reflects awards granted after completion of the DLC merger only.

(d) Options, Performance Rights and awards issued under the Group Incentive Scheme, Bonus Equity Share Plan, RSS and CIP are not transferable nor are they listed and as such do not have a market value. Refer footnote (o) for estimated fair values.

(e) The Group Incentive Schemes were approved by shareholders at the 2002 Annual General Meeting. The Group granted Performance Shares to participants in November 2002 under transition arrangements of the Schemes, subject to achievement of specified performance hurdles. The Performance Shares granted are subject to meeting the three-year TSR and Earnings Per Share (EPS) performance hurdles at the end of the three-year performance period. The EPS growth threshold will be satisfied if the compound EPS growth for the Group during the performance period is at least equal to the higher of the increase in the Australian Consumer Price Index and the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period. The TSR threshold is based on whether the TSR achieved by the peer group companies is greater than the TSR achieved by either BHP Billiton Limited or BHP Billiton Plc (whichever is lower) over the performance period. In essence, TSR is measured by the sum of any increase in share price of, plus dividends paid by, the various companies.

(f) The Employee Share Plan provided eligible employees of BHP Billiton Limited Group with the opportunity to acquire fully paid ordinary shares or options for ordinary shares in BHP Billiton Limited at such times as the Board deemed appropriate. These ordinary shares are issued from share capital. If prior to vesting of an option, a participant ceases to be employed because of resignation or termination for cause, that option will lapse. If a participant ceases to be employed for any other reason, then either all or a proportion of the options will become exercisable depending on the circumstances of cessation.

Shares and options were issued under the Employee Share Plan on the following terms:

(i) shares were offered for subscription for market value (which is the weighted average market price over the five days prior to issue) less a discount not exceeding 10 per cent. The exercise price of an option is the market value less a discount not exceeding 10 per cent.

(ii) where shares were offered, interest free employee loans were made available to fund the purchase of shares for a maximum period of 20 years, repayable by application of dividends or an equivalent amount. Any amounts outstanding are repayable at the end of employment or the 20-year period, whichever is earlier.

(iii) at cessation of employment an extension of the loan repayment period may be granted if the outstanding loan is in a non-profitable position or if immediate payment may cause unnecessary hardship to the employee. The extension will be reviewed periodically. If during the extension period the shares become profitable or the circumstances causing the hardship no longer apply, BHP Billiton Limited will require repayment of the loan or arrange for the sale of those shares.

(iv) each option is granted over one unissued share in BHP Billiton Limited. Following the bonus issue allotment on 9 July 2001, on exercise of each option outstanding as at 29 June 2001, 2.0651 shares were issued. Although exercise price was unaffected by the bonus share issue, data presented in the preceding tables has been adjusted to reflect the impact of the bonus issue on both the exercise price and the number of shares issued on exercise of options.

(v) the Board of Directors applied performance hurdles to the exercise of options issued in or after April 1999.

(vi) options granted in April 2000 are ten-year options, not exercisable until after three years, and then only if performance hurdles are achieved. These performance hurdles relate to two comparator groups (ASX 100 index and a global comparator group). BHP Billiton Limited's performance in terms of TSR is measured against both of these groups to determine if performance hurdles have been achieved.

(vii) options granted from November to December 2000 do not become exercisable until after 30 June 2003 and then only if performance hurdles are achieved. These performance hurdles relate to the ASX 100 index. BHP Billiton Limited's performance in terms of TSR is measured against this group of companies to determine if the performance hurdles have been achieved. The options lapse if the hurdles have not been achieved within a two-year period. If the options are exercisable, they lapse ten years after issue.

(viii) options granted in November 2001 do not become exercisable until after 30 September 2004 and then only if performance hurdles are achieved. These performance hurdles relate to the ASX 100 index. BHP Billiton Limited's performance in terms of TSR is measured against this group of companies to determine if the performance hurdles have been achieved. If the hurdles are not achieved by 30 September 2004, then 75 per cent of the options lapse. The TSR measurement is taken again at 30 September 2005 and 30 September 2006 and, if the hurdles are not achieved, the remaining 25 per cent of the options lapse. If the options are exercisable, they lapse on 30 September 2011.

(ix) options are not transferable. Options carry no right to dividends and no voting rights. Where there is a share issue before an option is exercised, the number of shares awarded on exercise will increase accordingly.

(x) unexercised options will expire at the end of the exercise period.

(g) Classified on the Statement of Financial Position as other debtors.

(h)The Executive Share Scheme provided for senior executives to acquire partly paid ordinary shares in BHP Billiton Limited.

Partly paid shares issued under the Executive Share Scheme were issued on the following terms:

(i) only full-time executive employees (including executive Directors) were eligible. Any eligible executive who participated in the Employee Share Plan was ineligible to participate in the Executive Share Scheme.

(ii) shares were offered at an issue price determined by the Board which was not less than a 10 per cent discount nor more than a 10 per cent premium on the current market price (measured over a five-day period).

(iii) the balance outstanding on ordinary shares must be paid not later than 20 years after the date of issue. The balance of the price must also be paid no later than two years after termination of employment, but may be paid at any earlier time chosen by a participant.

(iv) the price payable at the time of compulsory payment may be varied if the market price (adjusted for the effects of any bonus, rights or other issue) is then lower than the issue price.

                         (v) there is no entitlement to dividends on the Scheme shares while they remain partly paid, unless the Board determines otherwise.

(vi) shares issued under the Scheme prior to June 1996 are eligible immediately (even though partly paid) to participate in bonus, rights or other issues on the same basis as BHP Billiton Limited's other ordinary shares. These bonus shares are held in escrow until the Scheme shares are fully paid.

(vii) in respect of Scheme shares issued after June 1996, the issue of bonus shares will be deferred until the underlying Scheme shares are fully paid. Such bonus shares will not attract or accrue dividends while their issue is deferred. Data as presented in the preceding tables has been adjusted to reflect the impact of the bonus issue which resulted from the DLC merger.

                         (viii) voting rights attach in proportion to the amount paid up. Full voting rights apply when the shares are fully paid.

(i) Performance Rights have been issued to executive officers under the BHP Billiton Limited Performance Share Plan as long-term incentives (LTI). Performance Rights constitute a right, issued by a trustee of a special purpose trust established by BHP Billiton Limited, to require the trustee to acquire a BHP Billiton Limited share on behalf of the participant, upon fulfilment of prescribed performance hurdles or completion of service conditions. Where a service condition or performance hurdle is fulfilled, related Performance Rights are exercisable. The trustee acquires shares either by purchase on market or subscription, and the shares are then held in trust until the participant requests that they be transferred. If prior to vesting of a Performance Right, a participant ceases to be employed because of resignation or termination for cause, the Performance Right will lapse. If a participant ceases to be employed for any other reason, then either all or a proportion of the Performance Rights will become exercisable depending on the circumstances of cessation.

In addition to the above, Performance Rights were issued on the following terms:

(i) the exercise price of Performance Rights is nil. Performance Rights are not transferable. Performance Rights carry no right to dividends, and no voting rights. Where there is a share issue before a Performance Right is exercised, the number of shares awarded on exercise will increase accordingly.

(ii) Performance Rights will lapse if performance hurdles or service conditions are not satisfied or in other specified situations. Generally, Performance Rights lapse on the tenth anniversary of their date of issue unless previously exercised or lapsed in accordance with their terms of issue.

(iii) the performance hurdles attached to Performance Rights issued from November to December 2000 relate to a global comparator group of companies. BHP Billiton Limited's performance in terms of TSR is measured against this group of companies to determine if the performance hurdles have been achieved. This measurement was first taken on 30 June 2003 and the Performance Rights lapse if the hurdles have not been achieved within the two years following this date.

(iv) the performance hurdles attached to Performance Rights issued in October and November 2001 relate to a global comparator group of companies. BHP Billiton Limited's performance in terms of TSR is measured against this group of companies and the Australian Consumer Price Index to determine if the performance hurdles have been achieved. If the hurdles are not achieved by 30 September 2004, then 75 per cent of the Performance Rights lapse. The performance hurdles are measured again at 30 September 2005 and 30 September 2006 and, if the hurdles are not achieved, then the remaining 25 per cent of the Performance Rights lapse. The percentage of Performance Rights that vest cannot be greater than the percentage of shares that vest under the RSS. Refer footnote (a) above.

(j) Performance Rights were also issued to executive officers in October 2001 as medium term incentives (MTI) with separate terms from those discussed in (i) above. This had the effect of aligning the remuneration policy applied to the executives of the BHP Billiton Limited Group with that applied to executives of the BHP Billiton Plc Group who are able to participate in the Co-Investment Plan.

The participants indicated the proportion of their incentive plan award for the current financial year to invest as medium term incentives, subject to the minimum and maximum investment limits set by the Remuneration Committee. Within those limits, part of the bonus that would otherwise have been paid in cash was used to acquire Performance Rights. This is known as the committed award.

Each participant who acquired a committed award was also granted a matching award of Performance Rights over shares in BHP Billiton Limited. The matching award entitles participants to acquire a number of shares in BHP Billiton Limited for nil consideration, subject to the satisfaction of performance hurdles and the continuing employment of the participant. If prior to vesting of a matching award, a participant ceases to be employed because of resignation or termination for cause, the participant's committed award will be forfeited, the related matching award will lapse and Performance Rights cease to be exercisable.

If a participant ceases to be employed for any other reason, then the entire committed award vests and either all or a proportion of the Performance Rights under the matching award relevant for the period of cessation will vest, depending on the circumstances of cessation.

The awards have been made on the following terms:

                         (i) one performance hurdle compares BHP Billiton Limited's TSR over the performance period with the global comparator group of companies over the same period.

                         (ii) awards will vest by reference to the relative position of BHP Billiton Limited's TSR compared to the global comparator group of companies.

(iii) the vesting of matching awards is determined by reference to two performance periods. The first performance period is two years in length. If the performance hurdles are achieved at the end of the first performance period, the corresponding number of Performance Rights under the matching award will vest. At this time the participant has the option to remain within the plan and enter the second performance period or leave the plan. Should the participant leave the plan at the end of the first performance period, the committed award becomes exercisable together with any Performance Rights under the matching award that may have vested. All remaining Performance Rights under the matching award lapse.

(iv) the second performance period is a further two years. At the end of this two-year period, subject to continuing employment, the committed award becomes exercisable and the corresponding number of Performance Rights subject to a matching award will vest to the extent the performance hurdles are met. If the performance hurdles have not been met at the end of the second performance period no additional Performance Rights under the matching award will vest. However, any Performance Rights that vested under the matching award for the first performance period may be exercised, and the remaining Performance Rights under the matching award that have not vested will lapse.

(v) in addition to the measure against the global comparator group of companies, the awards are subject to an underlying absolute measure. In order for the awards to be capable of vesting, the percentage increase in BHP Billiton Limited's TSR over the relevant performance period must be equal to or in excess of 2 per cent per annum over the Australian Consumer Price Index.

                         (vi) the percentage of Performance Rights under the matching award that vest cannot be greater than the percentage of shares that vest under the CIP. Refer footnote (b) above.

(vii) the exercise price of Performance Rights is nil. Performance Rights are not transferable. Performance Rights carry no right to dividends, and no voting rights. Where there is a share issue before a Performance Right is exercised, the number of shares awarded on exercise will increase accordingly.

(k) The number of shares received on exercise of Performance Rights issued in March 1999 has been increased following the spin-out of OneSteel Limited to reflect the capital reduction impact on the value of BHP Billiton Limited shares. In addition, for Performance Rights on issue as at 29 July 2001 the number of shares received on exercise has been increased following the bonus issue, which resulted from the DLC merger. Following the BHP Steel demerger in July 2002, the number of shares received on exercise of Performance Rights was increased to reflect the capital reduction impact on the value of BHP Billiton Limited shares.

(l) The Bonus Equity Share Plan provided eligible employees with the opportunity to take a portion of their incentive plan award in ordinary shares in BHP Billiton Limited. Eligibility was determined by the Board. Participants who elected to take their incentive plan award in shares under the Plan also received an uplift of 25 per cent so that for each A$1 of award taken as shares, A$1.25 worth of shares were provided. The shares were purchased on market. The shares awarded under this Plan are held in trust and may not be transferred or disposed of for at least a three-year period. The shares are allocated on the following terms:

(i) while the shares are held in trust, the participants are entitled to receive dividends on those shares, entitled to participate in bonus issues, may participate in rights issues, etc. and may direct the trustee on how to vote those shares at a general meeting of BHP Billiton Limited.

(ii) if employment ceases while the shares are in trust, the shares awarded as part of the 25 per cent uplift (or a portion of that uplift) may or may not be forfeited (depending upon the circumstances of the employment relationship ending).

(m) Although the exercise price of options was not affected by the bonus issue of shares, the exercise price for options have been adjusted to take into account the bonus issue of shares which took effect 29 June 2001 as a result of the DLC merger. Exercise prices were also reduced by A$0.66 (pre-bonus issue of shares) following the OneSteel Limited spin-out on 31 October 2000 and by A$0.69 following the BHP Steel Limited demerger in July 2002.

(n) Shares issued on exercise of Performance Rights and awards under the RSS and CIP include shares purchased on market.

(o) The values of all awards granted during the years ended 30 June 2003 and 30 June 2002, including the significant key assumptions used to derive the values, have been determined by an actuary at the request of the BHP Billiton Group. The BHP Billiton Group believes the values represent a reasonable estimate. Nevertheless, the assumptions used are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the BHP Billiton Group. The different nature of the awards which have been issued, year on year, with respect to the performance hurdles which have been established and the qualifying periods before the awards vest, results in variations to the respective valuations. The actual value to the holder may differ materially from the values shown.

(p) The fair value of a Bonus Equity Share Plan award is equal to the market value of a BHP Billiton Limited share on the date of grant.

(q) Subject to performance conditions.

(r) The fair value of an award excluding the impact of attrition of participants is US$1.24 for a Group Incentive Scheme Performance Share (BHP Billiton Plc) and US$1.29 for a Group Incentive Scheme Performance Share (BHP Billiton Limited).

32 Reserves

	2003	2002
	US$M	US$M
General reserve	-	84
Exchange fluctuation account	362	387
Total reserves	362	471
Reconciliation of movements in reserves:
General reserve
Opening balance	84	84
Transfer to retained profits on asset disposal	(51)	-
BHP Steel demerger (a)	(33)	-
Closing balance	-	84
Exchange fluctuation account
Opening balance	387	446
Exchange fluctuations on foreign currency interest bearing liabilities net of tax (b)	5	136
Exchange fluctuations on foreign currency net assets net of tax	62	(111)
Transfer to retained profits on sale of assets/closure of operations	(92)	(84)
Closing balance	362	387

(a) Includes costs associated with the BHP Steel demerger of US$17 million net of tax (US$24 million before tax). Additional costs of US$1 million have been charged against profit.

(b) Consolidated income tax expense applicable US$2 million (2002: US$1 million expense).

33 Retained profits
	2003	2002
	US$M	US$M
Retained profits opening balance	7 455	6 526
Dividends provided for or paid (a)	(900)	(784)
Aggregate of amounts transferred from reserves (b)	143	84
BHP Billiton Limited share buy-back program (c)	-	(19)
Net profit	1 860	1 648
Retained profits closing balance	8 558	7 455

(a) Refer note 11.

(b) Refer note 32.

(c) Refer note 30.

34 Outside equity interests
	2003	2002
	US$M	US$M
Contributed equity	65	58
Reserves	1	4
Retained profits	258	270
Total outside equity interests	324	332

35 Total equity

	2003	2002
	US$M	US$M
Total equity opening balance	13 153	12 232
Total changes in equity recognised in the Statement of Financial Performance	1 927	1 673
Transactions with owners - contributed equity	98	104
Dividends (a)	(900)	(784)
BHP Billiton Limited share buy-back program (b)	-	(19)
BHP Billiton Plc share repurchase scheme (c)	(20)	-
BHP Steel demerger - capital reduction	(1 489)	-
Total changes in outside equity interests	(8)	(53)
Total equity closing balance	12 761	13 153

(a) Refer note 11.

(b) Refer note 30.

(c) BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Nelson Investment Limited) established for that purpose. 3 890 000 ordinary shares were purchased in the year ended 30 June 2003 at an aggregate purchase price of US$20 million, which was funded by the BHP Billiton Group. The cost of purchasing these shares was deducted from shareholders' funds. There was no intention to trade these shares and no dividends were paid in respect of them outside the BHP Billiton Group. No shares were re-issued during the year ended 30 June 2003.

36 Notes to the Statement of Cash Flows

For the purpose of the Statement of Cash Flows, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments which are readily convertible to cash, bank overdrafts and interest bearing liabilities at call.
	2003	2002
	US$M	US$M
Reconciliation of cash
Cash and cash equivalents comprise:
Cash assets
Cash	587	1 199
Short-term deposits	965	300
Total cash assets	1 552	1 499
Bank overdrafts (a)	(21)	(509)
Total cash and cash equivalents	1 531	990
Reconciliation of net cash provided by operating activities to net profit
Net profit	1 900	1 695
Depreciation and amortisation	1 689	1 769
Share of net profit of joint venture and associated entities less dividends	33	(74)
Capitalised borrowing costs	(103)	(58)
Exploration, evaluation and development expense (excluding diminution)	248	243
Net (gain) on sale of non-current assets	(34)	(119)
Diminution of property, plant and equipment, investments and intangibles	73	272
Employee share awards	60	28
Change in assets and liabilities net of effects from acquisitions and disposals of controlled entities and exchange fluctuations
(Increase) in inventories	(250)	(11)
(Increase)/decrease in deferred charges	(118)	10
(Increase) in trade receivables	(264)	(266)
(Increase) in sundry receivables	(98)	(15)
(Decrease)/increase in income taxes payable	(189)	335
Increase in deferred taxes	87	84
Increase in trade creditors	132	37
Increase in sundry creditors	112	49
Decrease in interest payable	(14)	(25)
Increase/(decrease) in other provisions and liabilities	387	(87)
Other movements	(24)	(21)
Net cash provided by operating activities	3 627	3 846
Carrying amount of controlled entities demerged or disposed
Value of assets and liabilities of entities demerged or disposed of:
Cash and cash equivalents	86	-
Investments (current)	1	-
Receivables (current)	304	32
Inventories (current)	284	19
Other (current)	8	2
Receivables (non-current)	7	-
Investments (non-current)	91	-
Inventories (non-current)	35	-
Property, plant and equipment	1 881	127
Other (non-current)	26	1
Payables and interest bearing liabilities (current)	(346)	(50)
Provisions (current)	(102)	(8)
Payables and interest bearing liabilities (non-current)	(54)	-
Provisions (non-current)	(339)	(44)
Net outside equity interests disposed	(21)	16
Net identifiable assets	1 861	95
Net consideration received
Cash (b)(c)	347	161
Deferred tax benefit	6	-
Settlement of capital reduction	1 489	-
(Loss)/profit on demerger or disposal	(19)	66
Non-cash financing and investing activities
Other:
Employee Share Plan loan instalments (d)	2	6

	Profit/(loss) attributable
	to members of the	Fair value
	BHP Billiton Group	of net tangible
	arising on disposal	assets on disposal
Company	US$M	US$M
Material demergers or disposals of controlled entities
2003
BHP Steel Limited Group	(19)	1 861
2002
PT Arutmin Indonesia	21	73

There were no material acquisitions in 2003 and 2002.

(a) Refer note 25.

(b) There was no deferred consideration received in 2003 or 2002 for entities sold in prior years.

(c) The impact on the BHP Billiton Group's cash flows of the demerger of the BHP Steel business in July 2002, was a cash inflow of US$347 million. This represents US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, which are both included in proceeds from sale or partial sale, of controlled entities, joint venture and associated entities' interests net of their cash, and US$75 million from the sale of the 6 per cent interest in BHP Steel which is included in proceeds from sale or redemption of investments.

(d) The Employee Share Plan loan instalments represent the repayment of loans outstanding with the BHP Billiton Group, by the application of dividends.

37 Standby arrangements, unused credit facilities
	Facility			Facility
	available	Used	Unused	available	Used	Unused
	2003	2003	2003	2002	2002	2002
	US$M	US$M	US$M	US$M	US$M	US$M
BHP Billiton Group
Bank standby and support arrangements
Revolving credit facilities	3 500	138	3 362	2 500	849	1 651
Other credit facilities	-	-	-	200	200	-
Overdraft facilities	71	21	50	31	-	31
Total financing facilities	3 571	159	3 412	2 731	1 049	1 682

Details of major standby and support arrangements are as follows:

Global revolving credit facility

The BHP Billiton Group implemented a US$2.5 billion syndicated multi-currency revolving facility comprising Tranches A and B of US$1.25 billion each. Tranche A of this facility, which matured in September 2002, was extended for a further period of 364 days with a maturity of September 2003. Tranche B of the facility has a maturity date of September 2006.

In addition to the above, a US$1 billion syndicated revolving credit facility is available to one of the Group's wholly-owned subsidiaries. This facility matures in December 2005.

The BHP Billiton Group has raised short-term finance under an A$2 billion Australian commercial paper program and a US$2 billion US commercial paper program. The amount issued under the commercial paper programs at 30 June 2003 was US$138 million. The commercial paper programs are supported by Tranche B of the syndicated multi-currency revolving facility.

Other credit facilities and overdraft facilities

Other credit facilities and bank overdraft facilities are arranged with a number of banks with the general terms and conditions agreed on a periodic basis.

38 Financial instruments

BHP Billiton Group financial risk strategy

The BHP Billiton Group manages its exposure to key financial risks, including interest rates, currency movements and commodity prices, in accordance with the Portfolio Risk Management strategy, approved during the year ended 30 June 2002. The objective of the strategy is to support the delivery of the BHP Billiton Group's financial targets while protecting its future financial security and flexibility.

The strategy entails managing risk at the portfolio level through the adoption of a 'self-insurance' model, by taking advantage of the natural diversification provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk.

There are two components to the Portfolio Risk Management strategy:

Risk mitigation - where risk is managed at the portfolio level within an approved Cash Flow at Risk ('CFaR') framework to support the achievement of the BHP Billiton Group's broader strategic objectives. The CFaR framework is a means to quantify the variability of the BHP Billiton Group's cash flows after taking into account diversification effects. (CFaR is the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95 per cent.)

Where CFaR is within the Board approved limits, hedging activities are not undertaken. Legacy hedge positions which existed prior to the adoption of the Portfolio Risk Management strategy will be allowed to run-off. There could be circumstances, for example, such as following a major acquisition, when it becomes appropriate to mitigate risk in order to support the BHP Billiton Group's strategic objectives. In such circumstances, the BHP Billiton Group may execute hedge transactions or utilise other techniques to return risk to within approved parameters.

Strategic financial transactions - where opportunistic transactions are entered into to capture value from perceived market over/under valuations. These transactions occur on an infrequent basis and are treated separately to the risk mitigation transactions, with all gains and losses included in profit at the end of each reporting period. These transactions are strictly controlled under a separate stop-loss and Value at Risk limit framework. There have been no strategic financial transactions undertaken to date.

Primary responsibility for identification and control of financial risks rests with the Financial Risk Management Committee (FRMC) under authority delegated by the Executive Committee.

During the year ended 30 June 2003 the FRMC approved a policy extension under which the Group generally hedges the non-US dollar currency exposure of major capital expenditure projects. Operational currency exposures continue to be managed on a portfolio basis (see section on 'Currency risk' for further details).

The FRMC receives reports on, amongst other matters: financing requirements both for existing operations and new capital projects; assessments of risks and rewards implicit in requests for financing; and market forecasts for interest rates, currency movements and commodity prices, including analysis of sensitivities. In addition, the FRMC receives reports on the various financial risk exposures of the BHP Billiton Group. On the basis of this information, the FRMC determines the degree to which it is appropriate to use financial instruments, commodity contracts, other hedging instruments or other techniques to mitigate the identified risks. The main risks for which such instruments may be appropriate are interest rate risk, liquidity risk, foreign currency risk and commodity price risk, each of which is described below. In addition, where risks could be mitigated by insurance then the FRMC decides whether such insurance is appropriate and cost-effective. FRMC decisions can be implemented directly by Group management or can be delegated from time to time to be implemented by the management of the Customer Sector Groups.

BHP Billiton Group risk exposures and responses

The main financial risks are listed below along with the responses of the BHP Billiton Group:

Interest rate risk

The BHP Billiton Group is exposed to interest rate risk on its outstanding borrowings and investments. Interest rate risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.

When required under this strategy, the BHP Billiton Group uses interest rate swaps to convert a floating rate exposure to a fixed rate exposure or vice versa.

The table below presents notional amounts and weighted average interest rates that the BHP Billiton Group has agreed to pay under interest rate swaps that are outstanding at the balance dates indicated. The instruments' actual cash flows are denominated in US dollars, UK pounds sterling and Australian dollars as indicated. All interest swaps have been designated as hedging instruments.

	Weighted average		Weighted average
	interest rate payable		interest rate receivable		Notional amount
	2003	2002	2003	2002	2003	2002
	%	%	%	%	US$M	US$M
Interest rate swaps
US dollar swaps
Pay fixed/receive floating (a)
2002	-	6.30	-	3.05	-	41
Pay floating (a)/receive fixed
2003	1.80	-	4.80	-	850	-
2004-2013	-	-	4.80	-	850	-
UK pounds sterling swaps
Pay floating/receive fixed
2002	-	4.73	-	9.49	-	19
Australian dollar swaps
Pay floating (a)/receive fixed
2002	-	5.11	-	7.36	-	170
2003	5.48	-	7.50	7.36	200	170
2004	-	-	7.50	7.36	200	170
2005	-	-	7.50	7.36	200	170

(a) Floating interest rate in future periods will be based on LIBOR for US dollar swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.

Cross currency interest rate swaps are also used to manage interest rate exposures where considered necessary under the Portfolio Risk Management strategy (refer to 'Currency risk' discussion which follows).

Liquidity risk

The US$1.25 billion 364 day revolving credit component of the US$2.5 billion syndicated multi-currency revolving credit facility that was due for expiry in September 2002 was extended for a further period of 364 days to September 2003. The US$1.25 billion term component of the US$2.5 billion syndicated multi-currency revolving credit facility expires in September 2006.

In October 2002, Moody's Investor Services upgraded the BHP Billiton Group's long-term credit rating to A2 from A3 and short-term credit rating to P-1 from P-2. This upgrade reflects the successful combination of the Group's operations following the merger in June 2001, the benefit of a substantially diversified portfolio and the Group's continued focus on maintaining disciplined financial policies. Standard & Poor's rating for the Group remains on positive watch after being upgraded in September 2001 to its current long-term credit rating of A and short-term credit rating of A-1.

The BHP Billiton Group's stronger credit profile enabled it to further diversify its funding sources resulting in the following financing activities undertaken during the year:
  In October 2002 the Group issued its inaugural Eurobond under the US$1.5 billion Euro Medium Term Note (EMTN) program. The issue of Euro 750 million five-year notes was swapped back to US dollars.
  In April 2003 the Group issued its inaugural Global Bond of US$850 million with a ten-year maturity.
  In May 2003 the Group increased the EMTN program size from US$1.5 billion to US$2.0 billion.
  In June 2003 the Group established a US$2 billion US commercial paper program and during the same month carried out its first issue off the program.

Sufficient liquid funds are maintained to meet daily cash requirements. The prime consideration in the investment of cash is security over the asset and only counterparties of high credit standing are used.

The BHP Billiton Group's liquidity risk for derivatives arises from the possibility that a market for derivatives might not exist in some circumstances. To counter this risk the BHP Billiton Group only used derivatives in highly liquid markets.

Credit risk

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BHP Billiton Group within the normal terms of trade. To manage this risk the BHP Billiton Group periodically assesses the financial viability of counterparties.

Credit risk for derivatives represents the risk of counterparties defaulting on their contractual derivative obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BHP Billiton Group's combined trade and derivative credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effect of netting arrangements with financial institution counterparties.

These risks are categorised under the following headings:

Counterparties

The BHP Billiton Group conducts transactions with the following major types of counterparties:

  Receivables counterparties

Sales to BHP Billiton Group customers are made either on open terms or subject to independent payment guarantees. The BHP Billiton Group has no significant concentration of credit risk with any single customer or group of customers.
  Payment guarantee counterparties

These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.
  Hedge counterparties

Counterparties to derivatives consist of a large number of prime financial institutions and physical participants in the relevant markets. The BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BHP Billiton Group generally does not require collateral in relation to the settlement of financial instruments.

Geographic

The BHP Billiton Group trades in all major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Countries in which the BHP Billiton Group has a significant credit exposure are South Africa, Australia, the USA, Japan and others including South Korea, China, Taiwan, the UK, the rest of Europe, South East Asia, New Zealand and South America.

Terms of trade are continually monitored by the BHP Billiton Group.

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and the Australian Export Finance and Insurance Corporation.

Industry

The BHP Billiton Group is not materially exposed to any individual industry or customer.

Currency risk

The BHP Billiton Group has potential currency exposures in respect of items denominated in foreign currencies comprising:

Transactional exposure in respect of non-functional currency expenditure

Operating expenditure and capital expenditure is incurred by some operations in currencies other than US dollars, which is the functional currency of most operations within the BHP Billiton Group. To a lesser extent, sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These risks are managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit. When required under this strategy, foreign exchange hedging contracts are entered into in foreign exchange markets. Operating and capital costs are hedged using forward exchange and currency option contracts.

A significant contributor to the outstanding positions as at 30 June 2003 is due to legacy positions which were taken out prior to the BHP Billiton merger to hedge US dollar sales revenue earned by operations within the BHP Billiton Limited Group whose functional currency was not US dollars. At the time of the merger the hedge contracts were redesignated as hedges of Australian dollar operating costs. These hedges will run off during the 2004 financial year.

During the year ended 30 June 2003 the FRMC approved a policy extension under which the Group generally hedges the non-US dollar currency exposure of major capital expenditure projects. Forward contracts taken out under this policy are separately disclosed below as 'Relating to capital expenditure hedging'.

The following tables provide information about the principal currency hedge contracts.
	Weighted average		Contract amounts
	exchange rates
	2003	2002	2003	2002
Term			US$M	US$M
Relating to capital expenditure hedging
Forward contracts - sell US dollars/buy Australian dollars
Not later than one year	0.5276	-	212	-
Later than one year but not later than two years	0.5186	-	13	-
Total	0.5271	-	225	-
Relating to operating hedging
Forward contracts - sell US dollars/buy Australian dollars
Not later than one year (a)	0.6240	0.6562	732	919
Later than one year but not later than two years	-	0.6170	-	360
Total	0.6240	0.6447	732	1 279
Forward contracts - sell Euros/buy US dollars
Not later than one year	0.9061	1.0825	175	100
Later than one year but not later than two years	0.8532	-	12	-
Later than two years but not later than three years	0.8584	-	6	-
Total	0.9015	1.0825	193	100
Forward contracts - sell US dollars/buy Euros
Not later than one year	0.9678	1.0855	45	153
Later than one year but not later than two years	1.0742	1.0922	3	21
Later than two years but not later than three years	1.0594	1.0742	3	3
Later than three years but not later than four years	1.0687	1.0594	22	3
Later than four years but not later than five years	-	1.0687	-	22
Total	1.0067	1.0839	73	202
Forward contracts - sell US dollars/buy UK pounds sterling
Not later than one year (b)	0.6222	0.6879	185	118
Later than one year but not later than two years	-	0.7041	-	1
Total	0.6222	0.6881	185	119
Forward contracts - sell UK pounds sterling/buy US dollars
Not later than one year	0.6232	-	46	-
Later than one year but not later than two years	0.6483	-	8	-
Total	0.6267	-	54	-
Forward contracts - sell US dollars/buy South African rand
Not later than one year (c)	7.7743	10.61	58	56
Later than one year but not later than two years	-	10.15	-	1
Total	7.7743	10.60	58	57

(a) Recognised in the financial statements are contract amounts of US$220 million at a weighted average A$/US$ exchange rate of 0.6275, relating to the hedging of Australian dollar dividend payments (these contracts expired on 2 July 2003) and other contracts of US$70 million at a weighted average A$/US$ exchange rate of 0.6189.

(b) Recognised in the financial statements are contract amounts totalling US$143 million at a weighted average GBP/US$ exchange rate of 0.6252 relating to the hedging of pounds sterling dividend payments.

(c) Recognised in the financial statements are contract amounts totalling US$41 million at a weighted average SA rand/US$ exchange rate of 7.5905 relating to the hedging of SA rand dividend payments.
	Weighted average		Weighted average
	A$/US$ exchange rate		A$/US$ exchange rate		Contract amounts
	2003	2003	2002	2002	2003	2002
Term	A$ Call options	A$ Put options	A$ Call options	A$ Put options	US$M	US$M
Foreign exchange options -
sell US dollars/buy Australian dollars
Not later than one year (a)	-	0.6600	0.5533	0.6612	17	1 054
Total	-	0.6600	0.5533	0.6612	17	1 054

(a) Foreign exchange options outstanding at 30 June 2002 related to the unwinding in July 2002 of cross currency interest rate swaps (CCIRS). This action had been taken to swap Australian dollar denominated debt to US dollars in July 2002, as a result of the majority of the BHP Billiton Group's Australian dollar functional currency operations being demerged with BHP Steel.

Translational exposure in respect of investments in overseas operations

The functional currency of most BHP Billiton Group operations is US dollars. There are certain operations that have retained Australian dollars and UK pounds sterling as a functional currency, and during the year ended 30 June 2003, the BHP Billiton Group had a natural hedge between net foreign assets and borrowings in these currencies.

When not in conflict with exchange control requirements, the BHP Billiton Group's policy is to minimise risk resulting from such investments through borrowing in these currencies.

If circumstances arise that render the natural hedge deficient, then specific hedging utilising cross currency swaps may occur. Such action was taken to swap Australian dollar denominated debt to US dollars during July 2002 as a result of the majority of the BHP Billiton Group's Australian dollar functional currency operations being demerged with BHP Steel. Additionally, UK pounds sterling swaps originally entered into to provide a natural hedge against BHP Billiton Group's UK Petroleum assets were unwound with the underlying facilities reverting to US dollar obligations.

The table following presents principal amounts and weighted average interest rates that the BHP Billiton Group has agreed to pay under cross currency swaps that are outstanding at the balance dates indicated together with the weighted average contracted exchange rates. The instruments' actual cash flows are denominated in US dollars, UK pounds sterling, Japanese yen, Australian dollars and Euros as indicated.
	Weighted average		Weighted average		Weighted average		Principal
	exchange rate		interest rate payable		interest rate receivable		amount (a)
	2003	2002	2003	2002	2003	2002	2003	2002
			%	%	%	%	US$M	US$M
Cross currency swaps
US dollar to Australian dollar swaps
Pay fixed/receive fixed
2002	-	0.6557	-	7.19	-	7.18	-	691
2003	-	0.6601	-	6.71	-	6.75	-	86
US dollar to UK pounds sterling swaps
Pay fixed/receive fixed
2002	-	0.6002	-	7.45	-	6.60	-	415
2003	-	0.5998	-	7.37	-	6.69	-	277
2004	-	0.5998	-	7.37	-	6.69	-	277
2005	-	0.5998	-	7.37	-	6.69	-	277
Japanese yen to US dollar swaps
Pay floating/receive fixed
2002	-	123.00	-	3.47	-	5.71	-	41
Australian dollar to US dollar swaps
Pay floating (b)/receive floating (b)
2002	-	0.5217	-	2.44	-	4.81	-	130
2003	0.5437	0.5217	2.08	-	5.44	-	299	130
2004	0.5437	0.5217	-	-	-	-	299	130
2005	0.5620	-	-	-	-	-	169	-
Pay floating (b)/receive fixed
2002	-	0.5217	-	2.77	-	6.25	-	391
2003	0.5302	0.5217	2.49	-	6.51	6.25	504	391
2004	0.5302	0.5217	-	-	6.51	6.25	504	391
2005	0.5302	0.5217	-	-	6.51	6.25	504	391
2006	0.5217	0.5217	-	-	6.25	6.25	391	391
2007	0.5217	0.5217	-	-	6.25	6.25	391	391
2008	0.5217	0.5217	-	-	6.25	6.25	391	391
Euro to US dollar swaps
Pay fixed/receive fixed
2003	0.9881	-	3.88	-	4.38	-	741	-
2004	0.9881	-	3.88	-	4.38	-	741	-
2005	0.9881	-	3.88	-	4.38	-	741	-
2006	0.9881	-	3.88	-	4.38	-	741	-
2007	0.9881	-	3.88	-	4.38	-	741	-

(a) Amount represents US$ equivalent of principal payable under the swap contract.

(b) Floating interest rate in future periods will be based on LIBOR for US dollar swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.

Translational exposure in respect of non-functional currency monetary items

Monetary items denominated in currencies other than the functional currency of an operation are periodically restated to US dollar equivalents, and the associated gain or loss is taken to profit, with the exception of foreign exchange gains or losses on foreign currency denominated provisions for site restoration which are capitalised in property, plant and equipment. These risks are managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.

End of part 1 of 3

__________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 30 September 2003